Hemagen® Diagnostics Inc.

2005 Annual Report

P.E. 9-30-05



Dear Fellow Stockholders:

I am pleased to report to you on the progress we have made towards achieving the goals established for fiscal 2005 and to look forward to the goals we have established for the future. During the year, certain aspects of our business improved while others declined. However, overall, we reported growth in revenues for fiscal year 2005 of 2% from the previous year and although this growth was below our expectations, I believe it is a positive trend that we can continue in 2006. In addition, despite the growth in revenues, our gross margins for the year were lower than the previous year due to lower production levels, which led to overall operating inefficiencies during the year. In 2006, we are working to eliminate the operating inefficiencies that resulted in the reduced production levels, and in the first quarter of fiscal 2006 gross margin has improved.

We are pleased to report a significant reduction in the net loss from the prior year. For fiscal 2005 the net loss was $1,337,000 as compared to $3,599,000 in the previous year. The majority of this reduction came from a reduction in interest expense associated with the conversion of $2,015,000 of debt to equity in the prior year, and the one-time charge that was recorded in the previous year for the debt restructuring at the end of 2005. Looking forward, we remain committed to growing the Company's revenue base, increasing shareholder value and positioning the company for sustained profitability.

Our Key goals for fiscal 2005 were to:

1. Increase sales by,
    - Continuing to recruit sales and marketing professionals,
    - Expanding our distribution and product offering,
    - Evaluating and pursuing OEM arrangements,
    - Launching additional products to our Vet Customers,
    - Evaluating strategic partnerships, mergers and/or acquisitions.
2. Introduce new internally developed products and improve current products. Key new products include,
    - A T-4 rotor for the Analyst Vet business,
    - An Electrolyte Rotor for the Analyst Vet business,
    - A new version of the Analyst Instrument for both the Human and the Veterinary markets,
    - A second generation Chagas kit, and
    - Seeking FDA clearance on several high quality infectious disease assays that are currently sold only outside of the U.S.
3. Recruit top management and R&D talent in the field, and
4. Continue to improve our quality focus and regulatory system, including obtaining ISO 13485 certification.

I am pleased to report the following Progress:

1. During the year the Company has made the following progress to increase its revenue base:
    - Sales increased by $336,000, at our Brazilian subsidiary, due the efforts made by new management at our Brazilian office, as well as an improvement in the currency fluctuations in the Brazilian marketplace.
    - In October 2005, we launched the Analyst products at our Brazilian subsidiary and have begun to place Analyst instruments in Veterinary facilities in Brazil.
    - At our Raichem division, we entered into an arrangement with an international biotech company to manufacture several proprietary products on a contract basis. Revenues in fiscal 2005 were approximately $164,000. The Company is working to develop this arrangement into additional future business.
    - The Company is in discussion with several multinational equipment manufacturers to provide Raichem reagents on an OEM basis.
    - We are recruiting new sales professionals for direct sales of the Analyst instrument to the veterinary

market in addition to other new sales management to address the other opportunities.
- We continued to reduce selling, general and administrative expenses by reducing outside services and while tightly managing other expenses.
- In June 2005, the Company completed a financing of $1,935,000 to provide for the purchase of a new corporate headquarters and manufacturing facility for $800,000, and to allow for the improvements to be made to the building, and for relocation and installation of Hemagen's existing equipment into the new building. Once the build out and relocation project is completed, the project is expected to provide substantial overhead savings from reduced facility costs.
- As of September 30, 2004, the Company exchanged $6,065,000 of Senior Subordinated Secured Convertible Notes that were due April 2005 for 5,079,438 shares of Common Stock and new 8% Senior Subordinated Secured Convertible Notes with a face value of $4,033,225. The new Notes pay interest quarterly at the rate of 8% per annum, are convertible into common stock at $0.75 per share any time after September 30, 2005, and mature on September 30, 2009.

2. During the year the Company has made the following progress to introduce new internally developed products and improve current products:
    - The company launched a new rotor for the veterinary market, the "Vet-Select",
    - The company continues to work to finish development of a "T-4" rotor for the Analyst Vet business,
    - The Company signed a development agreement with an instrument manufacturer to share Analyst rotor technology in exchange for the Manufacturer developing a closed chemistry analyzer that is required to use our consumable rotor technology. We believe that the new instrument will be launched during 2006.
    - The company has worked to complete the development of a second-generation Chagas kit and expects to launch it in 2006.
    - Product development activities continue to focus on enhancements to the ELISA product line.
3. During the year the Company recruited several key sales and marketing positions, which led to the improvement in sales in the Brazilian subsidiary.
4. During the year the Company adopted a new quality manual for all product lines and established a quality team that will position the Company to obtain ISO certification in the future.

<u>Looking to the future.</u> We are pleased with the accomplishments to date and remain excited about the Company's prospects. Our key near-term strategic objectives are to continue to:

1. Grow revenues at a pace that will exceed the growth of 2005,
2. Recruit top manufacturing, management and R&D talent,
3. Complete internally developed products and to introduce such products to our distribution network,
4. Focus on improving the quality focus and regulatory system, and
5. Focus on reducing overhead, better leveraging our workforce, and operating more efficiently and effectively.

We believe these goals will continue to strengthen Hemagen. We remain dedicated to our long-term goals of building shareholder value and positioning the Company for sustained profitability. We thank our loyal customers, employees, board of directors and shareholders for their continued support.

Sincerely,

William P. Hales
Chairman of the Board, President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB
Annual Report Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2005
Commission file number 1-11700

HEMAGEN DIAGNOSTICS, INC.
(Name of Small Business Issuer in Its Charter)

Delaware	04-2869857
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. employer identification No.)

9033 Red Branch Rd., Columbia, MD	21045
(Address of Principal Executive Offices)	(Zip Code)

(443) 367-5500
(Issuer's telephone number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock.

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 60 days. Yes X No_.

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and will no disclosure be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐

The registrant had revenues of $7,585,654 in its most recent year. The aggregate market value of the voting stock held by non-affiliates of the registrant on December 21, 2005, was $3,020,870. As of December 21, 2005, 15,104,351 shares Common Stock were outstanding.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for its 2005 Annual Meeting are incorporated by reference into Items 9, 10,11,12 and 14 hereof.

HEMAGEN DIAGNOSTICS, INC.
INDEX TO ANNUAL REPORT ON FORM 10-KSB

Certain statements contained in this report that are not historical facts constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act. Forward looking statements may be identified by words such as "estimates", "anticipates", "projects", "plans", "expects", "intends", "believes", "should" and similar expressions and by the context in which they are used. Such statements are based on current expectations. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed or implied. Any forward-looking statement speaks only as of the date made. Hemagen undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which they are made.

Statements concerning the establishments of reserves and adjustments for dated and obsolete products, expected financial performance, on-going business strategies and possible future action which Hemagen intends to pursue to achieve strategic objectives constitute forward-looking information. All forward looking statements, including those relating to the sufficiency of such charges, implementation of strategies and the achievement of financial performance are each subject to numerous conditions, uncertainties, risks and other factors. Factors which could cause actual performance to differ materially from these forward-looking statements, include, without limitation, management's analysis of Hemagen's assets, liabilities and operations, the failure to sell date–sensitive inventory prior to its expiration, competition, new product development by competitors which could render particular products obsolete, the inability to develop or acquire and successfully introduce new products or improvements of existing products, costs and difficulties in complying with the laws and regulations administered by the United States Food and Drug Administration, changes in the relative strength of the U.S. dollar and Brazilian reais, unfavorable political or economic developments in Brazilian operations, and the ability to assimilate successfully product acquisitions.

Item 1. Description of Business.

Hemagen Diagnostics, Inc., is a biotechnology company that develops, manufactures, and markets more than 150 FDA-cleared proprietary medical diagnostic test kits. Hemagen has three different product lines. The Virgo® product line of diagnostic test kits is used to aid in the diagnosis of certain autoimmune and infectious diseases, using ELISA, Immunoflourescence, and hemagglutination technology. Hemagen manufactures and markets a complete line of clinical chemistry reagents through its wholly owned subsidiary Reagents Applications, Inc., under the brand name Raichem, as well as under various OEM arrangements. In addition, Hemagen manufactures and sells the Analyst® an FDA-cleared clinical chemistry analyzer used to measure important constituents in human and animal blood, and the Endochek, a clinical chemistry analyzer used to measure important constituents in animal blood. In the United States, the Company sells its products directly to physicians, veterinarians, clinical laboratories and blood banks and on a private-label basis through multinational distributors of medical diagnostics and supplies. Internationally, the Company sells its products primarily through distributors. The Company sells the Analyst® and the Endochek both directly and through distributors servicing physicians' office laboratories and veterinarians' offices. Hemagen's products are used in many of the largest laboratories, hospitals, and blood banks around the world. The Company focuses on markets that offer significant growth opportunities. The Company was incorporated in 1985 and became a public company in 1993. Hemagen's principal offices are located at 9033 Red Branch Road, Columbia, Maryland 21045 and the telephone number is (443) 367-5500. Hemagen maintains a website at www.hemagen.com. Investors can obtain copies of our filings with the Securities and Exchange Commission from our site free of charge as well as from the Securities and Exchange Commission website at www.sec.gov.

In September 1998, Hemagen acquired the Analyst® Clinical Chemistry system from Dade Behring, Inc. The Analyst® was originally designed and developed by Dupont and sold to Dade Behring thereafter. The Analyst® is a proprietary, low cost, bench top clinical chemistry instrument and reagent system. The Analyst® instrument is used to test general chemistry profiles for both the human and veterinary markets using a proprietary consumable rotor that is manufactured by Hemagen at its Columbia, Maryland facility. The Analyst is cleared by the FDA for marketing in the United States to physician office laboratories. In addition to offering the Analyst, Hemagen has been acquiring distribution rights for other complimentary products for these markets and in December 2002 acquired the Endocheck™ veterinary chemistry analyzer. Today, Hemagen estimates that its customer base for the Analyst is approximately 72% veterinary practices and 28% physician office laboratory practices.

In 1996, Hemagen acquired Reagents Applications, Inc. (RAI) from Kone Holdings, Inc. RAI manufactures and markets a complete line of clinical chemistry reagents and diagnostic products for in vitro use in hospitals, clinics, physicians' office laboratories, and reference laboratories. These products are sold under the Raichem® label or through private label arrangements with several large domestic and international customers. The reagents manufactured by RAI can be used manually, or in automated clinical chemistry analyzers. In December 1999, RAI signed an exclusive supply agreement with a multinational diagnostics company, to provide reagents for their automated clinical chemistry instrument in the United States. This exclusive agreement was renewed for four years in December 2002. Sales resulting from this exclusive agreement were approximately $917,000 and $923,000 in the years ending September 30, 2005 and September 30, 2004, respectively. RAI's foreign sales were approximately 44% of total sales in the year ending September 30, 2005, and mainly represent sales to foreign OEM's and distributors.

In 1995, Hemagen completed the acquisition of a comprehensive product line of diagnostic test kits utilizing immunofluorescence ("IFA products") from Schiaparelli Biosystems, Inc. This product line now part of Hemagen's Virgo® product line consists of autoimmune and infectious disease diagnostic test kits that are manufactured for manual use or for use on most automated instrument platforms. In addition to the IFA line, Hemagen from its inception in 1985 has developed a comprehensive line of diagnostic test kits based on its proprietary hemagglutination technology ("HA") and enzyme-linked immunosorbence assay technologies ("ELISA" or "EIA"). The Virgo product-line is marketed directly to the largest reference laboratories, hospitals, and universities in the United States, among others and internationally, there are over 30 distributors that market the Virgo® product line. Hemagen also markets the Virgo® product line in South America through its 83.7% owned subsidiary Hemagen Diagnosticos Comercio, Importacao Exportacao, Ltd. (HDC), a Brazilian limited liability company.

Recent Developments

On September 30, 1999, current management assumed control of the Company pursuant to a settlement agreement that resulted from a consent solicitation. Management has taken actions over the past six fiscal years to refinance the business, to consolidate operations, to reduce headcount and costs and to increase sales and marketing efforts. Recently, under the new management, the Company has taken the following steps:

- In June 2005, the Company completed a financing of $1,935,000 to provide for the purchase of a new corporate headquarters and manufacturing facility for $800,000, improvements to the building, and relocation and installation of Hemagen's existing equipment into the new building. Once the build out and relocation project is completed, the project will provide overhead savings from reduced facility costs. The Company purchased this facility in order to reduce its overall overhead expenses related to facilities, utilities, inventory control and labor costs and will look to combine as many of its manufacturing processes in that facility over the next year. Likewise, the Company believes that by owning its own facility it will be able to ensure that its facilities expenses remain stable for the foreseeable future; and that it will have additional space for future growth by internal growth, acquisition, or product line expansion.

- As of September 30, 2004, the Company exchanged $6,065,000 of Senior Subordinated Secured Convertible Notes that were due April 2005 for 5,079,438 shares of Common Stock and new Senior Subordinated Secured Convertible Notes with a face value of $4,033,225. The new Notes pay interest quarterly at the rate of 8% per annum, are convertible into common stock at $0.75 per share any time after September 30, 2005, and mature on September 30, 2009. (See footnote J of the financial statements for a detailed description of the transaction).

- RAI entered into a supply arrangement with an international biotech company to manufacture several proprietary products on a contract basis. Revenues in fiscal 2005 were approximately $164,000. The Company is attempting to continue to develop this arrangement into additional future business.

- In June 2004, the Company purchased an additional 32.7% of the ownership of its Brazilian subsidiary, increasing its ownership to 83.7% of the subsidiary. The subsidiary distributes the Company's Virgo autoimmune and infectious disease product lines in Brazil, and in October 2005 launched the Analyst® products in Brazil.

- In June 2004, the Company hired new management for the Brazilian subsidiary. During fiscal 2005, sales increased by $336,000, which management believes is due to the change in Brazil's management as well as an improvement in the currency fluctuations in the Brazilian marketplace.

- Focused on continuing to reduce selling, general and administrative expenses including legal, accounting and other outside services, while managing other operational expenses more tightly. Selling, general and administrative expenses for fiscal year 2005 were approximately $2,350,900 as compared to approximately $2,407,000 in fiscal year 2004.

- Initiated and established an Employee Stock Ownership Plan (ESOP) to increase employee ownership of the Company. The ESOP plan is a qualified employee benefit plan that based on the Company's discretionary contributions, purchases Company common stock on the open market. At September 30, 2005, the employees of the company owned approximately 157,000 shares of common stock in the ESOP.

- As of December 2001, acquired substantially all of the assets of Kalisto Biologicals, Inc. Kalisto manufactured and marketed a clinical chemistry analyzer called the Endochek™, that is used to measure essential constituents in animal blood. The Endochek is now marketed by Hemagen as an alternative to the Analyst® and is used to reach more price sensitive veterinary practices than those that would normally purchase the Analyst.

- In fiscal 2001, consolidated operations by closing the Waltham, Massachusetts facility and moving the headquarters and certain manufacturing operations to Hemagen's Columbia, Maryland facility. Certain unprofitable product lines were discontinued at that time.

- Since 1999, reduced headcount by approximately 54%, from 98 employees as of September 30, 1999, to 47 as of September 30, 2005. Management is currently recruiting approximately five positions. With the exception of the five positions management is looking to fill, management believes that the reduction in the number of employees has had no impact on operations, and has helped the Company become more price competitive.

Technology

Analyst Instrument System

Hemagen acquired a patent protected rotor based technology for use in the Analyst in 1998. The Analyst is a bench-top centrifugal clinical chemistry analyzer. The Analyst utilizes a consumable rotor that contains dry prepackaged reagents. The Analyst spins the rotor, mixing the patient sample with the dry reagents, producing a result in approximately ten minutes. Hemagen currently markets four types of rotors providing a variety of clinical chemistry tests which are 510K cleared by the FDA for the Human medical market. The Company also markets two types of rotors exclusively for the veterinary market. The Analyst instrument has been designated by the Clinical Laboratory Improvements Amendments (CLIA) as a moderately complex system, and is therefore suitable for both the physician and veterinary office laboratories.

Clinical Chemistries

Hemagen's blood chemistry and Analyst system assays are used to aid in the monitoring and measurement of health profiles, such as cholesterol, blood urea nitrogen, triglycerides, glucose and uric acid.

Hemagen produces a line of general clinical chemistry reagents utilizing colorimetric, turbidometric and enzymatic procedures. These chemistry reagents are most commonly used in clinical laboratories as general health screening tests and in the identification of diseases. These tests can be performed using a broad range of automated and semi-automated analyzer instruments that are typically used by clinical laboratories.

Autoimmune and Infectious Disease Assays

Detection of the presence and concentration of certain antibodies in human blood can assist physicians in the diagnosis of certain diseases. Hemagen's assays are *in vitro* (outside of a patient's body) diagnostic tests that are used to measure specific substances, antibodies, in blood or other body fluids. Our assays recognize specific antibodies which will bind to our assay platforms in the proper environment, making it detectable either by the naked eye, or with the aid of a laboratory technique, which amplifies the reaction so that it is rendered visible. Hemagen's hemagglutination, ELISA and immunofluorescence assays are three examples of such techniques.

Immunofluorescence

Hemagen's immunofluorescence tests are manufactured using several procedures, the most common, using mammalian cells grown on microscope slides treated with disease-producing organisms (viral or bacterial). Serum from a patient is placed in contact with the infected cells on the slides. If a patient has antibodies to the organism causing the disease, the antibodies will bind to the organism. A chemical reagent is added to the slide that binds to the organism and the antibody, if present and detectable. When the slide is illuminated with light at a specific wavelength in a fluorescent microscope, the chemically-treated cells will appear with a specific fluorescent pattern, indicating a positive test result. If the patient did not have detectable quantities of the appropriate antibody, no fluorescence will appear producing a negative test result.

Enzyme Linked Immunosaorbent Assays

ELISA or EIA tests employ small plastic wells coated with particular antigens. The test process involves introducing the patient's serum into the well to allow a reaction to occur. If the antibody being tested for is present, it will bind to the antigens on the inner surface of the well. After the wells are rinsed, the specifically bound antibody will remain while any non-specific antibodies will be washed away. To detect the quantity of the specific antibody, other compounds (conjugate, substrate) are added which will cause a color change in the liquid, the intensity of which is proportionate to the quantity of the specific antibody found. If no color is noted, this indicates that the patient's serum did not contain detectable quantities of the specific antibody.

Hemagen has developed an application for its ELISA technology to detect cardiovascular and inflammatory risk factors (apolipoproteins) and inflammatory signals (acute phase reactants), the latter of which are present in a patient's blood prior to the clinical manifestation of infection or inflammation. If successful, these technologies could lead to earlier detection and prevention of cardiovascular disease, the imminent rejection of transplanted organs or the onset of infections. Such earlier detection could enable physicians to better plan appropriate treatment of patients with these conditions. Hemagen currently markets two test kits to detect inflammatory signals.

Hemagglutination

Hemagglutination is the agglutination or "clumping" of red blood cells (RBCs). Many substances, including certain antibodies, when placed in contact with RBCs, will cause agglutination. Under the appropriate conditions, human RBCs may be modified or sensitized by binding specific foreign antigens to their surface. These sensitized RBCs will bind to the specific antibody and this will cause agglutination of these cells. The presence of certain antibodies in an individual's serum (blood from which clotted RBCs have been removed) can indicate certain diseases. By sensitizing RBCs with an antigen that specifically reacts with a particular antibody, the simple visible observation of the agglutination reaction will indicate the presence of the disease-produced antibody. The use of RBCs instead of other particles can allow for simple visual observation of the agglutination reaction in the proper environment, and reduces the non-specific reactions seen in artificial systems such as those that utilize latex particles.

To perform Hemagen's hemagglutination test, a technician combines Hemagen's sensitized RBCs with a patient's serum in a small well with a V-shaped bottom according to directions included with Hemagen's test kits. If no agglutination takes place, the RBCs will settle to the bottom of the well, resulting in a clearly visible red dot which indicates that the test is negative. In contrast, if the particular antibody is present in the patient's blood, the RBCs will agglutinate, which prevents the RBCs from settling to the bottom of the well. Instead of the small red dot, the substance will appear a diffuse red, which indicates a positive reaction.

Current Products

Analyst® System Products

Hemagen currently markets four FDA 510K cleared rotor types for use on the Analyst clinical chemistry analyzer, two general chemistry rotors, a glucose test and a lipid screen test. In addition, Hemagen sells two general chemistry rotors specifically designed for the veterinary marketplace called the VET-16, and the VetSelect.

RAI Products

Hemagen's general chemistry products, sold under the trade name RAICHEM® consist of a broad range of assays used on automated and semi-automated clinical chemistry analyzer systems or run manually. Many of the RAICHEM assays are used in profiling general health conditions and as specific indications of possible disease states. The most widely recognized general chemistry tests made by Hemagen include those for blood levels of glucose, cholesterol, triglycerides, uric acid, urea nitrogen and total protein. In all, more than 70 of Hemagen's clinical chemistry products have been 510K cleared by the FDA for sale in the United States.

Immunofluorescence or "IFA" Products

Hemagen's immunofluorescence products consist primarily of diagnostic assays for infectious diseases and several products for autoimmune diseases. Immunofluorescence kits are used as primary or confirmatory tests in many large clinical laboratories in the United States. There are currently 15 kits sold in the immunofluorescence format.

Hemagen's immunofluorescence products are used to aid in the diagnosis of the following:

cytomegalovirus infections
SLE (lupus)
connective tissue diseases
primary bilary Cirrhosis
toxoplasmosis
syphilis
primary RSV infections

Herpes simplex
german measles
chicken pox
infections with Epstein-Barr virus
chlamydial infections
measles
mumps infections
autoimmune diseases

ELISA Assays

Hemagen develops, manufactures, and markets ELISA test kits for the detection of disease. Along with the immunofluorescence and hemagglutination assays, Hemagen's ELISA kits test for specific antibodies. The quantitative or semi-quantitative test results give useful information about the stage and prevalence of a particular disease. Elisa tests are widely used by large laboratories, due to their ready adaptability to automation and high volume testing. Hemagen's autoimmune and infectious disease ELISA kits are used in the diagnosis of the following diseases:

Systemic Lupus Erythematous (lupus)
Scleroderma
Glomerulonephritis
Polymyositis
Primary biliary cirrhosis
Systemic Vasculitides
Venous and arterial thromboses
Recurrent abortion
Rubella (German Measles)
Herpes simplex 1 & 2 infections
Varicella Zoster infections (Chicken pox & shingles)
Rheumatoid Arthritis
Sjögren's syndrome
mixed connective tissue disease
Dermatomyositis
Wegener's granulomatosis
Anti-phospholipid Syndrome
Thrombocytopenia
Toxoplasmosis
Cytomegalovirus infections
Chagas Disease

Hemagen has also developed specialized assays for quantitative analysis of the acute phase markers, C-Reactive Protein and Serum Amyloid A. These are believed to be important in the detection and prediction of inflammatory events associated with several diseases, including systemic lupus, rheumatoid arthritis, and myocardial infarction.

Hemagen also offers ELISA & hemagglutination screening assays, capable of verifying the presence of as many as six analytes in a single test. This is a useful tool in a patient's initial assessment. For example, if an individual's autoimmune screen 6 test is positive, individual marker kits are then used to differentially diagnose the particular rheumatoid disease. To better serve customer's needs, most of the reagents for these kits are offered in both lyophilized and liquid-stable form.

Hemagglutination Assays

Hemagen's hemagglutination assays are based on Hemagen's proprietary technique to lyophilize, or "freeze dry," the RBCs which form the central component of a hemagglutination assay. Hemagen's proprietary lyophilization technique for the preservation of RBCs permits the production of standardized, easy-to-use and accurate hemagglutination tests with an extended shelf-life, most of which were previously unavailable using hemagglutination assays. The shelf-life of the lyophilized RBCs before reconstitution may be up to 48 months. A technician reconstitutes the powdered cells in a water-based solution prior to introducing to the patient's serum.

Each hemagglutination test also requires a specific formula to sensitize the RBCs prior to lyophilization such that they will react to a specific antibody. For each of its tests, Hemagen uses a proprietary formula to combine antigens and other reagents with RBCs in a manner that allows for standard, sensitive and specific agglutination reactions. Results from Hemagen's test kits are generally available within two hours. Hemagen's hemagglutination test kits aid in the diagnosis of the following diseases:

SLE (lupus)
mixed connective tissue disease
Sjögren's syndrome
scleroderma (systemic sclerosis)
dermatomyositis
polymyositis
rheumatoid arthritis
Chagas' disease

Distribution and Marketing

General

In the United States, Hemagen, excluding the RAI division, sells its products directly and through distributors to clinical laboratories, hospitals, veterinary offices, and research organizations, among other places. Domestically, the RAI division mainly sells its products to large multinational distributors on a private label basis. Internationally, Hemagen sells its products primarily through distributors and its majority owned subsidiary in Brazil. Hemagen grants both exclusive and non-exclusive distributorships, which generally cover limited geographic areas and specific test kits. Hemagen has relationships with over 30 distributors in various countries worldwide.

Hemagen's primary non-exclusive distributor of the Analyst product line to physician office laboratories is Inverness Medical Innovations Inc. ("Inverness"), formerly Wampole Labs prior to it being acquired by Inverness. Sales to Inverness accounted for approximately $458,000 and $528,000 or approximately 6% and 7% of Hemagen's revenue for the fiscal years ended September 30, 2005 and 2004, respectively.

Hemagen markets its Virgo product line in South America through HDC in Brazil. HDC maintains an office in Sao Paulo, Brazil that is staffed by full-time sales administrators who receive and process orders and other employees that handle light assembly work, shipping, and technical support for the products. In fiscal years 2005, and 2004, Hemagen derived product sales through HDC of $1,206,000 and $870,000, respectively, which represents 16% and 12% of Hemagen's total sales, respectively.

Products Under Development

Hemagen spent approximately $281,000 and $248,000 on research and development for the fiscal years ended September 30, 2005, and 2004, respectively. Such research and development is focused on:

- Activities related to upgrades to the Analyst instrument and product offering such as evaluating and developing complimentary products for Hemagen's Analyst product line to distribute to the veterinary market and alternative tests utilizing the Analysts' rotor technology; and

- Continuing to develop additional assays and reagents to fill in the Raichem clinical chemistry reagent product line; and

- Developing new ELISA kits and enhancing existing ELISA kits.

Manufacturing and Sources of Supply

Hemagen manufactures its ELISA test kits, hemagglutination test kits, immunofluorescence test kits and Analyst and Endochek consumables at its Columbia, Maryland facility. Clinical chemistry products are produced at Hemagen's facility in San Diego, California. The Analyst and the Endochek instruments are manufactured by third parties for Hemagen. Hemagen purchases many of the antigens and other reagents used in its kits from outside vendors. Certain of these antigens and reagents are from single suppliers. The Company attempts to minimize the risk from these single suppliers by maintaining a safety supply of inventory. If the products purchased from these single sources become unavailable there can be no assurances that the Company will be able to substitute a new supplier in a timely manner and thus could have a material adverse effect on the business, financial condition, and results of operation. Some of the reagents used in Hemagen's test kits are manufactured at Hemagen's facilities. Hemagen uses lyophilization equipment to preserve sensitized red blood cells for its hemagglutination test kits. All of Hemagen's products are manufactured under the Quality System Regulation as defined by the FDA.

Most components used in Hemagen's products are available from multiple sources. The outsourced manufacturing of the Analyst instrument can be obtained from multiple sources while the manufacturing of the Endochek is sole sourced. Hemagen does not consider the dependence on a sole source for the Endochek a business risk for Hemagen because the Analyst instrument is a viable alternative to the Endochek. The chemistry tablets that are used in the Analyst rotors are manufactured for the Company pursuant to a manufacturing agreement with Dade Behring, Inc. Although Dade Behring has been a reliable vendor for the Company for over seven years, today they represent the sole source for those tablets. The Company continues to consider other potential vendors or alternative vendors for tablet manufacturing although there can be no assurances that we will be able to develop any new suppliers for the chemistry tablets used in the Analyst product line.

Government Regulation

Hemagen's manufacturing, distribution, and marketing of diagnostic test kits are subject to a number of both domestic and international regulatory controls. In the United States, Hemagen's production and marketing activities are subject to regulation by the FDA, under the authority of the Federal Food Drug, and Cosmetic Act, as amended.

These regulations require that Hemagen must formally notify the FDA of its intentions to market *in vitro* diagnostic devices through a regulatory submission process, either the 510(k) process or the Premarket Approval (PMA) process. When a 510(k) process is used, Hemagen is required to demonstrate that the product is "substantially equivalent" to another product in commercial distribution. Hemagen cannot proceed with sales of its diagnostic products in the United States until it receives clearance from the FDA in the form of a substantial equivalency letter. Currently, the majority of products that are reviewed by the 510(k) process are cleared within 90 days. In certain cases, specifically for Class III devices, Hemagen must follow the PMA process that involves a lengthier and more burdensome process.

Hemagen is required to register with the FDA as a device manufacturer and to disclose its devices. Accordingly, Hemagen is subject to inspection on a routine basis for compliance with the FDA's Quality System Regulations. These regulations require that Hemagen manufacture its products and maintain its documents in a prescribed manner with respect to design, manufacturing, testing, process control and distribution activities. In addition, Hemagen is required to comply with various FDA requirements for labeling, pursuant to the applicable regulations. The most recent inspections by the FDA were August 2004 for the Columbia, MD facility and November 2002 for the Company's San Diego, CA facility. The results of those inspections can be reviewed by going to the FDA website at www.fda.gov. Finally, the FDA prohibits an approved device from being marketed for unapproved applications. Hemagen believes it is in conformity with all such regulations.

In January 2004, the Company received CE certification thereby allowing the Company to sell certain of its registered products in the European Community. The Company plans to obtain ISO 13485 certification in order to market additional products in the European Community and Canada.

Competition

The clinical diagnostic industry is highly competitive. There are many companies, both public and private, engaged in diagnostics-related sales, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. Many of these companies have substantially greater capital resources and have marketing and business organizations that are substantially greater in size than Hemagen. Many companies have been working on immunodiagnostic reagents and products, including some products believed to be similar to those currently marketed or under development by Hemagen. Hemagen believes that its primary competitors in the market include Abaxis Inc., Bion, Bio-Rad Laboratories, Corgenix Medical Corporation, Diamedix Corporation, Heska Corporation, IDEXX Laboratories, Inc., Immco Diagnostics, INOVA Diagnostics, Inc., Jas Diagnostics, Inc, Pointe Scientific, Inc., The Binding Site. Ltd, and Trinity Biotech Plc, among others. Hemagen expects competition within this industry to intensify.

Product Liability

The testing, marketing and sale of clinical diagnostic products entail an inherent risk of allegations of product liability, and there can be no assurance that product liability claims will not be asserted against Hemagen. Hemagen may incur product liability due to product failure or improper use of products by the user. Inaccurate detection may result in the failure to administer necessary therapeutic drugs or administration of unnecessary and potentially toxic drugs. Even with proper use of a product, there may be specific instances in which the results obtained from Hemagen's test kits could lead a physician to predict the inappropriate therapy for a particular patient. Hemagen maintains product liability insurance in the amount of up to $4,000,000 per incident and in the aggregate which, based on Hemagen's experience and industry practice, Hemagen believes to be adequate for its present operations. No assurance can be given that Hemagen's insurance coverage is sufficient to fully insure against claims which may be made against Hemagen.

Patents and Proprietary Rights

Hemagen protects its technology primarily as trade secrets rather than relying on patents, either because patent protection is not possible or, in management's opinion, would be less effective than maintaining secrecy. In addition, Hemagen relies upon confidentiality agreements with its employees. To the extent that it relies on confidentiality agreements and trade secret protection, there can be no assurance that Hemagen's efforts to maintain secrecy will be successful or that third parties will not be able to develop the technology independently. Hemagen may in the future apply for patent protection for certain of its technology when management believes such protection would be beneficial to Hemagen. The protection afforded by patents depends upon a variety of factors which may severely limit the value of the patent protection, particularly in foreign countries, and no assurance can be given that patents, if granted, will provide meaningful protection for Hemagen's technology.

Royalty Obligations

Hemagen is required to pay royalties to third parties on sales of some of its products. Hemagen had a license agreement with Dade Behring, Inc. for the license of technical information relating to the Analyst® product line. The license was signed in conjunction with the Analyst acquisition and required payments through August 2004. Hemagen has a license agreement for the use of certain technology involved in the manufacture and sale of the Analyst product line. This license agreement terminates upon the expiration of the last patent associated with the applicable technology, which is February 2007.

Employees

As of September 30, 2005, Hemagen had 47 full-time employees, 20 are employed in sales, marketing, general and administrative activities and 27 are involved in production and research and development.

None of Hemagen's employees are represented by a labor organization and Hemagen is not a party to any collective bargaining agreement. Hemagen has never experienced any strike or work stoppage and considers its relationship with its employees to be good.

Item 2. Description of Property

Hemagen maintains its principal administrative office, laboratory and production operations in a 27,400 square foot leased facility in Columbia, Maryland. Under the Columbia lease, which extends through July 30, 2007, Hemagen pays approximately $188,000 per year in rent. Hemagen also leases 20,160 square feet in San Diego, California, where it manufactures the RAICHEM products. Under the San Diego lease, which extends through May 31, 2008, Hemagen will pay approximately $246,000 in rent during the next fiscal year.

Hemagen's 83.7%-owned subsidiary, Hemagen Diagnosticos Comercio, Importacao e Exportacao, Ltd, leases approximately 6,000 square feet of flexible office space in Sao Paulo, Brazil pursuant to a lease that expires on June 30, 2006. This subsidiary pays approximately $29,000 per year in rent for this space.

It is management's opinion that all of the properties are adequately insured. The Company believes that it currently has excess space and is working to eliminate the excess leased space. In June 2005, the Company purchased a new 64,500 square foot corporate headquarters facility located in Baltimore, Maryland for $800,000. In addition to the building, the Company has obtained financing for the build out and relocation of its existing facilities to the new building. The Company estimates the total project cost at $2,150,000. The total amount that will be financed is estimated at $1,935,000. This project is expected to be completed in fiscal year 2006. Over the upcoming fiscal year, management will be looking to migrate more of its manufacturing processing to this new facility. The new building will allow the Company to take its current U.S. based property that have weighted average base rents of approximately $8.39 per square foot and are subject to rent escalations and relocate to a Company owned building with a base rent that equates to approximately $3.35 per square foot when excess space is sublet or $6.00 per square foot if only 36,000 square feet of the total building is utilized, which is planned for at this time. Management believes that due to the substantial investment in specialized equipment it is prudent to provide for a long-term stable facility with relatively fixed costs, room for expansion without additional rent, and to be able to control all future decisions with respect to its facilities. In addition, as a result of the location of the new facility, the Company will benefit from several city and state tax incentive plans.

Item 3. Legal Proceedings

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Market for Registrant's Common Equity Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

Hemagen's Common Stock has been traded on the over-the-counter bulletin board (OTC-BB) market since March 3, 2003 under the symbol "HMGN". Prior to that date, the Company's common stock traded on the over–the-counter market through the Nasdaq Smallcap Market from February 4, 1993 to February 28, 2003. On December 21, 2005 the closing bid and ask price for the Common Stock as reported by the OTC-BB were $0.20 and $0.24 per share, respectively.

For the periods indicated, the following table sets for the range of high and low bid prices for the Common Stock as reported by the OTC-BB and the Nasdaq during Fiscal 2005 and 2004. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
Fiscal 2004		
First Quarter..............................	$0.69	$0.24
Second Quarter.........................	$0.91	$0.47
Third Quarter...........................	$0.80	$0.53
Fourth Quarter..........................	$0.68	$0.35
Fiscal 2005		
First Quarter............................	$0.51	$0.22
Second Quarter.........................	$0.45	$0.27
Third Quarter...........................	$0.40	$0.22
Fourth Quarter.........................	$0.33	$0.17

As of December 21, 2005, there were 177 holders of record of Hemagen's Common Stock which Hemagen believes represents approximately 1800 beneficial owners.

Dividends

Hemagen has never paid cash dividends. Hemagen currently intends to retain all future earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth our Securities authorized for issuance under our currently effective Equity Compensation Plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options,warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,046,514[(1)]	$1.19	348,000[(2)]
Equity compensation plans not approved by security holders	-----	-----	-----
Total	3,046,514(1)	$1.19	348,000[(2)]

(1) Amount includes 1,000,000 options for the purchase of common stock issued under the Company's 2001 Stock Option Plan, 1,732,014 options for the purchase of common stock approved by the shareholders in conjunction with the consent solicitation which resulted in the replacement of certain former members of the Company's senior management and Board of Directors on September 30, 1999, 164,500 options for the purchase of common stock pursuant to the Company's 1992 Stock Option Plan approved by the shareholders on February 27, 2001 and 150,000 options for the purchase of common stock pursuant to the Company's 2000 Directors Stock Option Plan approved by the shareholders on April 25, 2000.

(2) Amount represents options for the purchase of common stock approved by the shareholders pursuant to the Company's 2001 Stock Option Plan and 2000 Directors Stock Option Plan that have not been issued as of as of September 30, 2005.

Item 6. Management's Discussion and Analysis or Plan of Operations

Overview

Historically, Hemagen has concentrated its efforts on developing, manufacturing and marketing medical diagnostic test kits used to aid in the diagnosis of certain diseases and for assessing general health conditions. Hemagen has approximately 150 different test kits available that are 510(K) cleared for sale in the United States by the FDA.

Fiscal year 2005 represents the sixth year of operations under a new management team. Management has been working over the past six fiscal years to take the appropriate actions to improve the management and operations of the Company while attempting to achieve sustained profitability. There can be no assurance that any of the above actions management is taking will achieve the desired results. However, management believes that as a direct result of these actions, that cash flow from operations, the cash on hand at September 30, 2005 and its traditional line of credit availability will be sufficient to finance its operations for fiscal 2006. See the "Recent Developments" section on page 4.

At September 30, 2005, Hemagen had $272,000 of unrestricted cash, working capital of $1,683,000 and a current ratio of 1.65 to 1.0. Hemagen currently has a revolving line of credit with a bank for the purpose of financing working capital needs as required. The line of credit facility currently provides for borrowings up to $500,000, at an annual interest rate of the prime rate plus 3/4%. The line of credit facility was initially established to provide borrowings of up to $1,000,000 but was reduced in June 2005 in conjunction with the Company establishing $1,935,000 in financing for the purchase and subsequent build out of a corporate manufacturing headquarters building located in Baltimore, Maryland. At September 30, 2005 the Company had $400,000 borrowed on its line of credit facility.

The Company purchased this new headquarters building in order to reduce its overall overhead expenses related to facilities, utilities, inventory control and labor costs and will look to combine as many of its manufacturing processes in that facility over the next year. Likewise, the Company believes that by owning its own facility it will be able to ensure that its facilities expenses remain stable for the foreseeable future; and that it will have additional space for future growth by internal growth, acquisition, or product line expansion.

Hemagen believes that cash flow from operations, cash on hand at September 30, 2005, and the availability of the line of credit will be sufficient to finance its operations for fiscal 2006. The line of credit matures on March 31, 2006 and the Company expects to renew the line at that time. However Hemagen can give no assurances that it will have sufficient cash flow to finance its operations. The Company is currently working to expand its borrowing availability particularly during the construction period to ensure there is more than adequate credit availability to the Company at all times. Hemagen has no off-balance sheet financing arrangements.

Results of Operations

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004

Revenues for fiscal 2005 increased $115,000 (2%) to approximately $7,586,000 from approximately $7,471,000 for fiscal 2004. This increase in sales resulted from $215,000 of increased sales of the Company's Virgo autoimmune and infectious disease product line and $67,000 of increased sales at the Company's Raichem division offset by $167,000 of reduced sales with the Company's Analyst and Endochek Clinical Chemistry Benchtop Analyzer systems.

The increase in the Virgo product line sales mainly resulted from growth at the Company's 83.7% owned Brazilian subsidiary, Hemagen Diagnosticos Comercio, Importacao Exportacao, Ltd. This growth resulted from a new management team that was put in place in the second half of fiscal year 2004 and the strength of the Brazilian reais as compared to the US dollar over the past year.

Sales of the Analyst Clinical Chemistry Analyzer and Endochek product line were $167,000 lower than the prior year as a result of approximately $132,000 of lower sales to physician office laboratories and the distributors that support that market in addition to $35,000 of lower sales of the Company's Veterinary Endochek product line. The largest decrease within the Analyst sales stem from lower sales to a foreign distributor of $76,000 which mainly resulted from the timing of fulfilling this customer's order, which was pushed into the first quarter of 2006.

The Company believes it will be able to continue to increase its revenues by adding additional OEM contracts, direct customers, and distributors and through increasing the business to current customers. However, Hemagen can give no assurances that it will be able to increase revenues in the future.

Cost of product sales increased approximately $353,000 (7%) to approximately $5,677,000 from approximately $5,324,000 in fiscal 2004 due to an increase in production costs and lower levels of production. Cost of product sales as a percentage of sales was 75% in fiscal year 2005 as compared to 71% in fiscal year 2004. Gross margins for fiscal year 2005 were 25% as compared to 29% in fiscal year 2004. The gross margins for the year decreased 4% in fiscal 2005 as a result of the increased production costs and overall lower production levels than in previous years. In fiscal year 2005, the Analyst consumable production levels were lower than previous years which when added to a high level of fixed costs within our product lines that are required regardless of production levels, led to a higher cost of sales than the previous year. In the current fiscal year, higher expenditures for outside consulting services and their related travel costs, temporary labor expense and facility expense caused the total cost of sales amount to increase from the previous fiscal year.

Research and development expenses for fiscal 2005 increased approximately $34,000 (14%) to approximately 281,000 from $247,000 in the previous year. This increase is attributable to higher consultancy expenses related to the Virgo product line for developing and improving the Company's existing ELISA products and certain other projects.

Selling, general and administrative expenses for fiscal 2005 decreased approximately $56,000 (2%) to approximately $2,351,000 from $2,407,000 in the previous year primarily due to reduced legal and consulting services in the current year. Legal expenses were higher in the previous year as a result of the cost of the exchange offering of subordinated notes that had an effective date of September 30, 2004.

In fiscal 2004, the Company had other operating expenses of $62,000 as compared to no charges in the current year. This expense is related to the purchase of an additional 32.7% of the common shares outstanding of its Brazilian subsidiary for $20,000 and two non-compete agreements costing $42,000 signed in conjunction with the purchase of the shares. In fiscal 2004, the Company expensed these purchases in the current year because of the uncertainty of any future value of this investment. Historically, the Company's Brazilian subsidiary has generated losses since its inception in 1992, and most of the current management in Brazil has been in place for less than one year. The Company acquired these shares and non-compete agreements because in the future, the Company is seeking to expand its marketing efforts in Brazil. In fiscal year 2005, the Company did expand its focus in Brazil as noted in the section titled "Distribution and Marketing".

In fiscal 2005, goodwill of approximately $152,000 was written off based on impairment tests performed. The goodwill on the books related to the 1996 acquisition of the Raichem clinical chemistry division. Management determined that based on the current cash usage and the accumulation of previous year's losses from the consolidated operations of the Company an impairment of goodwill had occurred, and was written off.

For the fiscal year 2005, Hemagen had an operating loss of $875,000 as compared to $569,000 for the previous fiscal year. This increase in the operating loss resulted from lower gross margins from the previous year and the impairment of the Raichem goodwill.

Net other expense decreased $2,593,000 (86%) to approximately $413,000 from approximately $3,006,000 in fiscal 2004. The reduction in other expenses resulted from lower interest expense of $1,756,000 and debt conversion costs in fiscal year 2004 of $863,000. Net interest expense for fiscal 2005 was $413,000 as compared to $2,139,000 in fiscal 2004. The reduction in interest expense is mainly related to the reduction in non-cash interest expense resulting from the amortization of the debt discount on the Senior Subordinated Convertible notes. Cash payments of interest expenses decreased by $133,000 (28%) to $350,000 in the current year as compared to $483,000 in the prior year.

The debt conversion costs realized by the Company in fiscal 2004 of $863,000 resulted from an exchange offer the Company completed in December 2004 that had an effective date of September 30, 2004. The Company exchanged $6,065,000 of its Senior Secured Convertible Notes that were due on April 17, 2005 for 5,079,438 shares of common stock and Senior Secured Convertible Notes with a face value of $4,033,225 (See Note J of the financial statements for an explanation of the exchange offer and description of the securities issued). The debt conversion costs represent the difference between the fair value of the securities issued as of September 30, 2004 and the net book value of the Senior Secured Convertible Notes that were cancelled as a result of the exchange. There were no debt conversion costs in the current fiscal year.

In the current fiscal year, the Company had $49,000 of income tax expense as compared to $24,000 in fiscal year 2004. All of the income tax expense is related to the Company's Brazilian subsidiary and represents the net tax expense after adjusting the benefit of loss carryforwards utilized according to Brazilian tax law.

Net loss for fiscal 2005 decreased to approximately $1,337,000 (163% decrease) or $0.09 per share basic and diluted compared to a net loss of approximately $3,599,000 or $0.36 per share basic and diluted, for the previous year primarily due to the decrease in interest expense, and debt conversion costs in the previous fiscal year, offset by lower margins in the current year and the write off of Raichem goodwill.

Liquidity and Capital Resources

At September 30, 2005, Hemagen had $272,000 of unrestricted cash, working capital of $1,683,000 and a current ratio of 1.65 to 1.0. Hemagen currently has a revolving line of credit with a bank for the purpose of financing working capital needs as required. The line of credit facility currently provides for borrowings up to $500,000, at an annual interest rate of the prime rate plus 3/4%. The line of credit facility was initially established to provide borrowings of up to $1,000,000 but was reduced in June 2005 in conjunction with the Company establishing $1,935,000 in financing for the purchase and subsequent build out of a corporate manufacturing headquarters building located in Baltimore, Maryland. At September 30, 2005 the Company had $400,000 borrowed on its line of credit facility.

In fiscal 2005, Hemagen had capital expenditures of $851,000 mainly related to the purchase of a corporate manufacturing headquarters building. The Company has capital expenditures planned for fiscal 2006 related to build out of this new corporate manufacturing facility in Maryland estimated at $1,323,000. No commitments for capital expenditures in fiscal 2006 have been made at this time. The Company has a financing commitment in place to finance all of the expenditures on a short term basis using construction financing that matures on June 30, 2006 and then upon the completion of the build out, commitments are in place to finance approximately $2,021,000 on a long term basis. Upon the completion of the construction and relocation project, Hemagen will finance up to approximately $1,135,000 of the project costs over ten years amortized over a twenty year period with a traditional bank mortgage. The rate on the long term financing will be the Federal Home Loan Bank of Atlanta five year rate index plus three and three-quarters percentage points. As of September 30, 2005 this rate was 8.76%. This rate is adjustable five years after the anniversary of the conversion to long term financing. In addition, the Company has a commitment from the U.S. Small Business Administration (SBA) to finance up to 40% or $886,000 of the total project costs over a long term basis once the construction period is completed and certain closing requirements are met. The portion of the project financed by the SBA will be paid back over twenty years and will bear interest at the rate determined by the SBA at that time. The current rate on this type of financing is approximately 6.38%. Once this build out project is complete and long term financing is in place, the debt related to this capital acquisition which was $650,000 at September 30, 2005, will be classified as a long term liability of the Company. At September 30, 2005, this construction Note payable is classified as a current liability of the Company and thus has had a substantial impact on the working capital ratio at year end. Excluding this Note payable, the working capital ratio at September 30, 2005 would have been 2.2. to 1.0 as compared to 1.65 to 1.0 as reported by the Company.

In fiscal 2005, Hemagen used cash of approximately $266,000. Cash used by operating activities was approximately $475,000. Cash used by investing activities was approximately $851,000 and financing activities generated approximately $1,015,000. The effect of exchange rates on cash in the current fiscal year resulted in a positive adjustment of approximately $44,000 which offset the cash usage from operating and investing activities.

Effective September 30, 2004, the Company completed an exchange offer to exchange 8% Senior Subordinated Secured Convertible Notes outstanding of $6,065,000 that were convertible into 3,032,500 shares of Common Stock that were due in April 2005 for 5,079,438 shares of common stock and 8% Senior Subordinated Secured Convertible Notes of $4,033,225 that are convertible into 5,377,633 shares of Common stock due September 2009. This exchange has been a non-cash transaction and accordingly had no impact on the cash reported by the Company in fiscal year 2004.

Hemagen believes that cash flow from operations, cash on hand at September 30, 2005, and the availability of the line of credit will be sufficient to finance its operations for fiscal 2006. The line of credit matures on March 31, 2006 and the Company expects to renew the line at that time. However Hemagen can give no assurances that it will have sufficient cash flow to finance its operations. The Company is currently working to expand its borrowing availability particularly during the construction period to ensure there is more than adequate credit availability to the Company at all times. Hemagen has no off-balance sheet financing arrangements.

Fiscal 2005 compared to Fiscal 2004

Hemagen used $475,000 of cash flow from operating activities during fiscal 2005 compared to using $166,000 in cash flow from operating activities in fiscal 2004. This increase in cash used is attributed to the increase in the net loss after adjusting for non-cash charges of approximately $797,000 as compared to net loss after adjusting for non-cash charges of $292,000 in fiscal 2004. Changes in working capital mainly include increases in the cash provided by the reduction in inventory of $795,000, which was offset by increased cash used to reduce accounts payable and accrued expenses of $297,600, a decrease in the cash generated from accounts receivable of $176,000, and an increase in the cash used for prepaid expenses of $118,000. Included in the expenses for the period were approximately $72,000 of cash used related to the exchange offering that was completed in the first quarter of 2005, and approximately $50,000 of expenses related to the acquisition of the new corporate facility.

Cash used in investing activities totaled $851,000 in fiscal 2005, as compared to $54,000 of cash used in fiscal 2004. In June 2005, the Company purchased a corporate headquarters manufacturing facility for approximately $827,000 and other capital expenditures of $24,000, which represents the cash used in fiscal year 2005. The cash used in fiscal 2004 was related to capital expenditures of approximately $39,000 and $20,000 spent to purchase additional shares of common stock of the Company's Brazilian subsidiary.

Cash generated by financing activities totaled $1,015,000 in fiscal 2005 as compared to $3,000 generated in fiscal 2004. The cash generated in the current year represents $612,000, the net amount financed with a construction loan obtained to purchase and build out the Company's new facility, and $400,000 borrowed on the Company's line of credit facility during fiscal year 2005. The total commitment for the financing for the new facility is $1,935,000 and as of September 30, 2005, the Company had financed approximately $650,000 of that amount, and had paid approximately $38,000 in commitment fees to arrange for that financing. The increased borrowings on the line of credit facility were mainly attributed to cash used for the Company's equity contribution to the facility purchase and expenditures related to this new facility, and to finance operations.

New Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting for Changes and Error Corrections – a replacement of Accounting Opinions Board ("APB") Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective applications to changes in accounting principles for prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and earlier adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and earlier adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after this statement was issued. The Company has adopted SFAS No. 154 as of its issuance and will apply its provisions to any changes in accounting principle that occur in future periods. The Company's adoption of SFAS No. 154 did not have an impact on the Company's financial condition or results of operations during the twelve months ended September 30, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment". This statement will provide investors and other users of financial statements with more complete financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This statement covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans, and replaces FASB SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed the pro forma net income under the fair-value-based method. The Company will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after December 15, 2005. The Company is evaluating the impact of the adoption of SFAS No. 123(R), and does not believe the impact will be significant to the Company's overall results of operations or financial position.

Critical Accounting Policies

The preparation of consolidated financial statements requires us to make estimates and judgments with respect to the selection and application of accounting policies that affect the reporting of amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and estimates have the greatest impact on the preparation of our consolidated financial statements:

Revenue Recognition

We manufacture and market a broad offering of in vitro diagnostic products and services which currently include: (1) reagents and consumables for general chemistry analyzers, (2) medical diagnostic test kits (3) medical diagnostic instruments, and (4) maintenance services. Reagents and consumables, in addition to medical test kits represent the largest portion of our sales. Revenues from reagents and consumables and test kits are recognized when the product is shipped and all contractual obligations have been satisfied and it is reasonably assured that the resulting receivable is collectible.

Instruments are usually sold either directly to the customer or to a third party financing entity that in turn leases it to the end customer. Instrument revenue is recognized upon shipment and when all contractual obligations have been satisfied and it is reasonably assured that the resulting receivable is collectible

Revenue under product service contracts, which are generally for one year or less, are recognized ratably over the term of the contract.

Accounts Receivable

The majority of the Company's accounts receivable are due from distributors (domestic and international), hospitals, universities, and physician and veterinary offices and other entities in the medical field. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are most often due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. We maintain allowances for doubtful accounts based on a number of factors, including the length of time the accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. Actual amounts collectible could vary from our estimates and affect our operating results.

Inventories

Inventories are stated at the lower of cost or market. Market for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. We regularly review inventory quantities on hand and record a provision for deterioration, excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next 12 to 18 months, depending on the product. Several factors may influence the realizability of our inventories, including technological change and new product development. These factors could result in an increase in the amount of obsolete inventory on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if we determine that our inventory was overvalued, we will be required to recognize such costs in cost of goods sold at the time of such determination. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Item 7. Financial Statements

See Item 13 below and the Index therein for a listing of the financial statements and supplementary data filed as part of this report.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 8A. Controls and Procedures

The Company's Chief Executive Officer, William P. Hales, and Chief Financial Officer, Deborah F. Ricci, have evaluated the Company's disclosure controls and procedures as of September 30, 2005. Based upon this evaluation, these officers believe that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's Securities and Exchange Commission filings.

There have been no significant changes in the Company's internal controls as of September 30, 2005 over financial reporting that occurred during the last fiscal year that has materially affected or is reasonably likely to affect Hemagen's internal control over financial reporting. Management is aware that there is a lack of segregation of duties due to the small number of employees within the financial and administrative functions of the Company. However, management has decided that considering the employees involved and the control procedures in place, risks associated with such lack of segregation are insignificant and the potential benefits of adding employees to clearly segregate duties do not justify the expenses associated with such increases. Management will continue to evaluate this segregation of duties. In addition, management is aware that many of the internal controls that are in place at the Company are undocumented controls. The Company is working to document these controls over the up coming year to be in compliance with Section 404 of the Sarbannes-Oxley Act of 2002.

Item 8B. Other Information

None.

PART III

Items 9 through 12 and 14 are incorporated by reference to the Registrant's Proxy Statement relating to its 2005 Annual Shareholders Meeting to be filed with the Commission pursuant to Regulation 14A within 120 days after September 30th. Information required by Regulation S-B Item 201(d) is contained in Item 5 of this form 10-KSB.

Item 13. Exhibits

None filed herewith.

(a)(1) and (2) Financial Statements and Schedules

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hemagen Diagnostics, Inc.

We have audited the accompanying consolidated balance sheets of Hemagen Diagnostics, Inc. and subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hemagen Diagnostics, Inc. and subsidiaries at September 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Baltimore, Maryland
November 4, 2005

Hemagen Diagnostics Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET

As of September 30, 2005 and 2004

ASSETS	2005	2004
CURRENT ASSETS:		
Cash and cash equivalents	$272,168	$ 538,542
Accounts receivable, less allowance for doubtful accounts of $86,862 and $102,359 at September 30, 2005 and 2004, respectively	957,518	959,135
Inventories, net	2,762,967	3,339,932
Prepaid expenses and other current assets	282,762	153,756
Total current assets	4,275,415	4,991,365
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	1,024,349	468,509
OTHER ASSETS, NET		
Goodwill	--	152,325
Other	37,824	13,240
	37,824	165,565
Total Assets	$5,337,588	$5,625,439

The accompanying notes are an integral part of these financial statements

Hemagen Diagnostics Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET

As of September 30, 2005 and 2004

LIABILITIES AND STOCKHOLDERS' EQUITY	2005	2004
CURRENT LIABILITIES		
Current portion senior subordinated secured convertible notes due April 17, 2005, net of unamortized discount of $5,188 at September 30, 2004	$25,000	$19,812
Revolving line of credit	400,000	--
Accounts payable and accrued liabilities	1,476,541	1,584,041
Deferred revenue	40,385	53,262
Note payable	650,000	--
Total current liabilities	2,591,926	1,657,115
Senior subordinated secured convertible notes due September 30, 2009, net of unamortized discount of $269,257 and $326,863 at September 30, 2005 and 2004, respectively	3,763,968	3,706,362
Total liabilities	6,355,894	5,363,477
COMMITMENTS AND CONTINGENCIES	--	--
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value - 1,000,000 shares authorized; none issued	--	--
Common stock, $0.01 par value - 30,000,000 shares authorized;15,304,351 and 15,294,343 shares issued and outstanding at September 30, 2005 and 2004, respectively	153,043	152,943
Additional paid-in capital	22,832,155	22,829,354
Accumulated deficit	(23,816,135)	(22,478,886)
Accumulated other comprehensive loss - currency translation loss	(97,732)	(151,812)
Less treasury stock at cost; 100,000 shares at September 30, 2005 and 2004, respectively	(89,637)	(89,637)
Total stockholders' equity	(1,018,306)	261,962
Total liabilities and stockholders' equity	$5,337,588	$5,625,439

The accompanying notes are an integral part of these financial statements

Hemagen Diagnostics Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF OPERATIONS

Years Ended September 30, 2005 and 2004

	2005	2004
Net sales	$7,585,654	$7,470,677
Costs and expenses		
Costs of sales	5,676,562	5,323,560
Research and development	281,019	247,267
Selling, general and administrative	2,350,899	2,406,898
Impairment of goodwill	152,324	--
Other operating expenses	--	62,000
Total cost and expenses	8,460,804	8,039,725
Operating loss	(875,150)	(569,048)
Other income (expenses)		
Interest income	1,856	31,359
Interest expense, including $62,794 and $1,658,162, respectively of debt discount amortization	(414,818)	(2,170,322)
Debt conversion costs	--	(863,253)
Other expense	--	(4,165)
Total other income (expense)	(412,962)	(3,006,381)
Net loss before income taxes	(1,288,112)	(3,575,430)
Income tax expense	(49,137)	(23,739)
Net loss	$(1,337,249)	$(3,599,168)
Other comprehensive income, net of tax:		
Foreign currency translation adjustments	54,080	6,021
Other comprehensive income	54,080	6,021
Comprehensive loss	$(1,283,169)	$3,593,147
Net loss per share - Basic and Diluted	$(0.09)	$(0.36)
Weighted average common shares used in the calculation of net loss per share	15,204,351	10,108,517

HEMAGEN DIAGNOSTICS, INC.

9033 Red Branch Road
Columbia, Maryland 21045

Notice of Annual Meeting
and Proxy Statement

January 27, 2006

To our Shareholders:

Our Annual Meeting of Shareholders will be held at 10:00 a.m. on March 3, 2006, at Hemagen's corporate office located at 9033 Red Branch Road, Columbia, MD 21045. After the meeting, there will be a brief tour of the facility which we hope you will find informative. We hope you will attend.

At the Annual Meeting you will be asked to elect two Directors of Hemagen.

This booklet includes the formal notice of the meeting and the proxy statement. The proxy statement tells you more about the agenda and procedures for the meeting. It also describes how the Board operates and gives personal information about our directors.

We want your shares to be represented at the Annual Meeting. I urge you to complete, sign, date and return the enclosed proxy card promptly.

Sincerely,

William P. Hales
Chairman of the Board of Directors,
President & CEO

HEMAGEN DIAGNOSTICS, INC.

9033 RED BRANCH ROAD

COLUMBIA, MARYLAND 21045

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time:

10:00 a.m., Eastern Time

Date:

March 3, 2006

Place:

9033 Red Branch Road
Columbia, MD 21045

Purpose:

- Elect two Directors.
- To act upon such other matters as may properly come before the meeting or any adjournments or postponements thereof.

Only shareholders of record on January 4, 2006 are entitled to vote at this meeting. The approximate mailing date of this Proxy Statement and accompanying Proxy Card is January 27, 2006.

Your vote is important. Please complete, sign, date, and return your proxy card promptly in the enclosed envelope.

Deborah F. Ricci
Corporate Secretary

January 27, 2006

TABLE OF CONTENTS **Page**

GENERAL INFORMATION

Who may vote

Shareholders of Hemagen, as recorded in our stock register on January 4, 2006, may vote at the meeting. As of that date, Hemagen had 15,204,351 shares of Common Stock outstanding.

How to vote

You may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting.

How proxies work

Hemagen's Board of Directors is asking for your proxy. Giving us your proxy means that you are authorizing us to vote your shares at the meeting as you direct. You may vote for or withhold from voting for our Director candidate(s).

If you sign and return the enclosed proxy card without specifying how to vote, we will vote your shares in favor of our Director candidates.

If you hold shares through a stockbroker or other party, you may receive materials from them asking how you want them to vote your shares. You may receive more than one proxy card depending on how your shares are held. Shares registered in your name will be covered by one card.

If any other matters come before the meeting or any postponement or adjournment, each proxy will be voted in the discretion of the individuals named as proxies on the card.

Revoking a Proxy

You may revoke a proxy before it is voted by submitting a new proxy with a later date, by voting in person at the meeting or by notifying Hemagen's Secretary in writing at the address under "Questions" on page 11.

Quorum

In order to carry on the business of the meeting, we must have a quorum. This means that at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person.

Votes needed

The Director candidates receiving the most votes will be elected to fill the seats on the Board. Only votes for or against a proposal count. Abstentions and broker non-votes count for quorum purposes but not for voting purposes. Broker non-votes occur when a broker returns a proxy card but does not have authority to vote on a particular proposal.

Other Matters

Any other matters considered at the meeting, including adjournment, will require the affirmative vote of a majority of shares voting.

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

The Board of Directors has nominated and recommends that you vote for the election of Alan S. Cohen and Richard W. Edwards as Directors of the Company. The Board of Directors oversees the management of Hemagen on your behalf. The Board reviews Hemagen's long-term strategic plans and exercises direct decision-making authority in key areas, such as choosing the executive officers, setting the scope of their authority to manage Hemagen's business day to day, and evaluating management's performance.

Hemagen's Bylaws provide that the Board of Directors consists of three classes of Directors. Each class is elected for a three-year term with one class being elected each year.

The Board has nominated for election for a term expiring at the Annual Meeting in 2009, Dr. Alan S. Cohen and Richard W. Edwards. The term of Edward T. Lutz expires in 2007, the term of William P. Hales expires in 2008. The election of Directors is determined by a plurality of votes cast. Cumulative voting is not provided for in the election of Directors of Hemagen.

If a Director nominee becomes unavailable before the election, your proxy card authorizes us to vote for a replacement nominee if the Board names one.

Board meetings last year: 6
Actions Taken in writing last year: 2

Hemagen's Directors are:

Dr. Alan S. Cohen Director since 1993 Term expires 2006 Age: 79	Dr. Cohen has served as a Director of Hemagen since its inception. Dr. Cohen has been a Professor of Medicine at Boston University School of Medicine since 1968 and a Professor of Pharmacology since 1974. He is currently Distinguished Professor of Medicine(E). Dr. Cohen is Editor-in-Chief of *AMYLOID. The Journal of Protein Folding Disorders*. Dr. Cohen served as the Director of the Arthritis Center of Boston University from 1976 to 1994. From 1973 to 1992, Dr. Cohen served as Chief of Medicine of Boston City Hospital. Dr. Cohen is a past president of the American College of Rheumatology. Dr. Cohen received his Bachelor of Arts degree from Harvard College and his M.D. degree from the Boston University School of Medicine.
Richard W. Edwards Director since 2003 Term expires 2006 Age: 46	Mr. Edwards has served as the Chief Financial Officer of Square 1 Financial Inc., a privately held bank holding company, since August 2005. Prior to joining Square 1 Financial, he served as Chief Financial Officer of Capital Bank Corporation, a publicly traded bank holding company, from April 2004 to August 2005. He served as Senior Vice President and the Chief Accounting Officer of National Commerce Financial Corporation, a NYSE traded bank holding company, from July 2002 to April 2004. From January 2001 to July 2002, Mr. Edwards was the Chief Financial Officer of New South Bancshares, Inc. He spent eight years in various senior financial roles with Bank of America prior to January 2001 and eight years in public accounting with

Ernst & Young prior to that. Mr. Edwards earned a B.S. degree in accounting from the University of Illinois and is a member of the AICPA and FEI.

William P. Hales
Director since 1999
Term expires 2008
Age: 43

William P. Hales has been a Director of Hemagen and its President since October 1, 1999. Mr. Hales has served as Hemagen's CEO since 2002. From 1997 to January 2001, Mr. Hales was an Investment Banker and Advisor with Jesup & Lamont Securities Corporation, an investment banking and brokerage firm. Prior to that, Mr. Hales spent six years in public accounting with Ernst & Young and Coopers & Lybrand advising clients on both audit and management consulting engagements.

Edward T. Lutz
Director since 2004
Term expires 2007
Age: 59

Mr. Lutz has been the President & CEO of Lutz Advisors, Inc. since 2001. Prior to that Mr. Lutz served Tucker Anthony Sutro Capital Markets within the Investment Banking Group focusing on the bank and thrift industry. He has over thirty-five years experience in bank regulation, mergers and acquisitions of troubled financial institutions, strategic planning and structuring financial transactions. Over the last 13 years he has specialized in investment banking and consulting to bank and thrift institutions. Mr. Lutz is a member of the board of directors of Union State Bank (NYSE), Orangeburg, NY. Mr. Lutz is the Chairman of the Audit Committee of Union State Bank. Mr. Lutz earned his B.A. in Economics from Hofstra University and his M.B.A in Finance from American University.

Principal Accounting Firm Fees:

Hemagen's independent public accountants are Grant Thornton, LLP. Grant Thornton has served in that capacity since fiscal year 2000.

Representatives of Grant Thornton are expected to be present at the Annual Meeting and will be given an opportunity to make a statement, if they so desire, and to respond to appropriate questions that may be asked by shareholders.

Aggregate fees billed to Hemagen in fiscal 2005 and 2004 by its principal accounting firm, Grant Thornton LLP were:

	2005		2004	
Audit fees and SAS 100 quarterly review related fees	$82,600		80,920	
Audit related fees	$0		0	
Fees related to tax services	$10,440	(a)	9,560	(a)
All other fees	$0		0	
	$93,040		90,480	

(a) The Audit Committee believes the provision of these services is compatible with maintaining the principal accountant's independence.

Audit Fees. Audit services of Grant Thornton LLP for fiscal 2004 and 2005 consisted of examination of the consolidated financial statements of the Company, quarterly reviews of the financial statements and services related to the filings made with the Securities and Exchange Commission.

Fees Related to Tax Services. Tax fees included charges primarily related to the preparation of federal and state tax returns.

All Other Fees. There were no fees billed by Grant Thornton LLP for services other than as described under "Audit Fees" and "Tax Fees" for the 2004 and 2005 fiscal years.

All of the services described above were approved by the Audit Committee. The Audit Committee has not adopted formal pre-approval policies, but has the sole authority to engage the Company's outside auditing and tax preparation firms and must approve all tax consulting and auditing arrangements with the independent accounting firm prior to the performance of any services. Approval for such services is evaluated during the Audit Committee meetings and must be documented by signature of an Audit Committee member on the engagement letter of the independent accounting firm.

BOARD COMMITTEES

The Board appoints committees to help carry out its duties. In particular, Board committees work on key issues in greater detail than would be possible at full Board meetings. Each committee reviews the results of its meetings with the full Board.

The Audit Committee was established by the Board and is responsible for assisting the Board of Directors in its general oversight of Hemagen's financial reporting, internal controls and audit function. It is also responsible for the appointment of independent accountants and reviews the relationship between Hemagen and its outside accountants.

Meetings last year: 4

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of Richard W. Edwards (Chairman), Edward T. Lutz, and William P. Hales. Mr. Edwards and Mr. Lutz meet standards for independence provided under the Sarbanes-Oxley Act of 2002. All members meet standards of financial literacy.

In June 2000, the Board of Directors adopted the Audit Committee Charter, which was attached to the 2001 Proxy Statement as Appendix II and is also attached hereto. The Charter outlines the activities and responsibilities of the Committee.

The Committee has obtained from the independent auditors a formal written statement describing all relationships between the auditors and Hemagen that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence.

In discharging its oversight responsibility as to the audit process, the Committee reviewed and discussed with management Hemagen's audited financial statements included in Hemagen's Annual Report on Form 10-KSB for the year ended September 30, 2005. The Committee recommended to the Board of Directors that those audited financial statements be included in Hemagen's Annual Report on Form 10-KSB for filing with the SEC.

In addition, the Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards (SAS) No. 61.

Respectfully submitted,
The Audit Committee

Richard W. Edwards (Chairman)
Edward T. Lutz
William P. Hales

The Compensation Committee is responsible for establishing compensation for management and administering Hemagen's stock option plans. The Compensation Committee of the Board of Directors is composed of Dr. Alan S. Cohen (Chairman), Richard W. Edwards and William P. Hales.

The Compensation Committee of the Board of Directors held one meeting in fiscal 2005.

The Nominating Committee is responsible for reviewing potential new candidates for the Board. The Nominating committee does not have a charter and does not have a written policy with regard to the consideration of candidates recommended by shareholders. In practice, the committee evaluates and considers all candidates recommended by the directors, officers and shareholders. In nominating directors, the Nominating Committee takes into account, among other factors which it may deem appropriate, the judgments, skill, diversity, business experience, and the needs of the Board as its function relates to the business of the Company. The Committee considers candidates for nomination from a variety of sources, including recommendations of shareholders. Shareholders desiring to submit recommendations for nominations by the Committee should direct them to the

Chairman in care of the Company at its address shown on the cover page of this proxy statement. The Nominating Committee of the Board of Directors is composed of William P. Hales (Chairman), Dr. Alan S. Cohen and Richard W. Edwards. Dr. Alan S. Cohen, Richard W. Edwards and Edward T. Lutz meet standards for independence as defined by NASD.

Dr. Cohen and Mr. Edwards were nominated by the current Board of Directors.

The Board of Directors met 6 times in fiscal 2005. Of these 6 meetings, 1 meeting was held at the Company's offices in Columbia, Maryland and the other meetings were held via telephone conference. The Audit Committee met separately. Dr. Cohen attended five meetings of the Board of Directors and all committee meetings of which he is a member, all by telephone. All other Directors attended all meetings of the Board of Directors and the Committees of which they are members.

All Directors attended the Annual Shareholders' meeting held on March 18, 2005. Dr. Cohen attended the meeting by telephone while the other directors were present. The Company expects all directors to attend shareholders' meetings. Shareholders may communicate with the full Board or individual directors on matters concerning Hemagen by mail to the attention of the Secretary.

The Board of Directors adopted a Code of Ethics Policy which was filed with Hemagen's Form 10-KSB for the fiscal year ended September 30, 2003 and is also available upon request to the Secretary.

DIRECTOR COMPENSATION

Non-employee Directors are paid $3,500 per quarter. Such compensation is paid as follows; $2,000 of the compensation per quarter is invested in Hemagen's common stock in open market purchases under a Rule 10b5-1 Stock Purchase Plan. The remaining $1,500 per quarter is paid in cash. Non-Employee Directors of the Company are granted an option to purchase 10,000 shares of the Company's common stock at the election of their three-year term. The options are issued pursuant to the 2000 Directors Stock Option Plan, have an exercise price equal to the fair market value of the underlying shares on the date of the grant, and expire ten years from the date of the grant.

In addition, Non-Employee Directors that serve on a committee or committees of the Board of Directors are granted an option to purchase 5,000 shares of the Company's common stock at the annual appointment of their position. The options are issued pursuant to the 2000 Directors Stock Option Plan, have an exercise price equal to the fair market value of the underlying shares on the date of the grant, and expire ten years from the date of the grant.

PRINCIPAL SHAREHOLDERS

The following are the only shareholders known by Hemagen to beneficially own more than 5% of its outstanding Common Stock as of January 4, 2006:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
William P. Hales	3,755,198 (1)	21.9%
Jonathan E. Rothschild	1,133,021	7.4%

The Business address of Mr. Hales is 9033 Red Branch Road, Columbia, MD 21045.
The Business address of Mr. Rothschild is 1061-B Shary Circle, Concord, CA 94518.

(1) Share holdings above include: 1,980,148 options exercisable within 60 days and senior subordinated secured convertible notes convertible into 691,600 shares within 60 days.

DIRECTORS AND EXECUTIVE OFFICERS

This table lists the Common Stock owned on January 4, 2006 by Hemagen's executive officers, Directors and nominee:

Name	Position	Common Stock Beneficially Owned Amount	Percentage
William P. Hales Age: 43	Director, President and Chief Executive Officer	3,755,198 (1)	21.9%
Dr. Alan S. Cohen Age: 79	Director	289,210 (2)	1.9%
Richard W. Edwards Age: 46	Director	97,490 (3)	0.6%
Edward T. Lutz Age: 59	Director	91,055 (4)	0.6%
Deborah F. Ricci (6) Age: 41	Chief Financial Officer and Corporate Secretary	175,000 (5)	1.1%
All Directors and Executive Officers as a Group (5 Persons)		4,307,736	24.78%

(1) See "Principal Shareholders".
(2) Includes options to purchase 50,000 shares exercisable within 60 days.
(3) Includes options to purchase 35,000 shares exercisable within 60 days.
(4) Includes options to purchase 30,000 shares exercisable within 60 days.
(5) Represents options to purchase shares exercisable within 60 days.
(6) Ms. Ricci was appointed Chief Financial Officer of Hemagen in 2000. Prior to her appointment, Ms. Ricci served as Vice President of Finance and Administration for Schonstedt Instrument Company from 1997.

SUMMARY COMPENSATION TABLE

The following sets forth compensation paid, earned or awarded to the CEO and the other most highly paid executive officers during the last three fiscal years ended September 30:

	Annual Compensation				Long-Term Compensation Awards
	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options
William P. Hales	2005	$168,750	$0	$38,724 (1)	--
President and Chief	2004	$165,000	$0	$39,005 (2)	--
Executive Officer	2003	$165,000	$0	$43,491 (3)	--
Deborah F. Ricci	2005	$131,500	$0	$8,800 (4)	--
Chief Financial Officer	2004	$128,000	$0	$9,011 (5)	--
and Corporate Secretary	2003	$128,000	$0	$9,115 (6)	--

(1) Represents $26,760 in provision of use of a company apartment, and $8,364 for a leased car and $3,600 estimated for the Company's contributions in the Employee Stock Ownership Plan.

(2) Represents $26,760 in provision of use of a company apartment, and $8,364 for a leased car and $3,881 estimated for the Company's contributions in the Employee Stock Ownership Plan.

(3) Represents $27,600 in the provision of use of a company apartment, $10,941 for a car allowance and $4,950 for matching contributions in the Company's 401(k) plan.

(4) Represents an automobile allowance and $2,800 estimated for the Company's contributions in the Employee Stock Ownership Plan.

(5) Represents an automobile allowance and $3,011 estimated for the Company's contributions in the Employee Stock Ownership Plan.

(6) Represents an automobile allowance and $3,115 in matching contributions in the Company's 401(k) plan.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal 2005	Exercise Price ($/Per Share)	Expiration Date
None.				

FISCAL 2005 OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at FY-End	Value of Unexercised In-the-Money Options at FY-End
			Exercisable/Unexercisable	Exercisable/Unexercisable
William P.Hales	0	--	1,731,148/0	0/0
Deborah F. Ricci	0	--	82,000/0	0/0

SECTION 16 BENEFICIAL OWNER REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934 requires Hemagen's executive officers, Directors and persons who own more than 10% of a registered class of Hemagen's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Based on a review of reports received by it, and upon written representations from the reporting persons, Hemagen believes that during the last fiscal year, all of its executive officers, Directors and 10% shareholders complied with Section 16 reporting, except that Non-employee Directors Lutz, Cohen and Edwards each filed an untimely Form 5 disclosing certain "small acquisitions" (not exceeding $10,000 in a six month period) of Hemagen common stock acquired under a Rule 10b5-1 Stock Purchase Plan.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

The deadline for shareholder proposals to be included in the Proxy Statement for next year's meeting is September 26, 2006. Such proposals should be delivered to the Company at 9033 Red Branch Road, Columbia, Maryland 21045, Attn: Corporate Secretary.

The form of Proxy for this meeting grants authority to the designated proxies to vote in their discretion on any matters that come before the meeting except those set forth in the Company's Proxy Statement and except for matters as to which adequate notice is received. In order for a notice to be deemed adequate for the 2007 Annual Shareholders' Meeting, it must be received prior to December 7, 2006. If there is a change in the anticipated date of next year's annual meeting or these deadlines by more than 30 days, we will notify you of this change through our Form 10-Q filings.

OTHER MATTERS

The Board of Directors knows of no other matters to be presented for shareholder action at the Annual Meeting. However, if other matters do properly come before the Annual Meeting or any adjournment or postponement thereof, the Board of Directors intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

COMMUNICATIONS WITH DIRECTORS

Shareholders can send written communications to the Board as a group. Such communications must be clearly addressed either to the Board of Directors or any or all of the Non-employee Directors, and sent to the Secretary at the following address, who will forward any communications so received:

Deborah F. Ricci, Secretary
Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045

QUESTIONS

If you have questions or need more information about the annual meeting, write to:

Deborah F. Ricci, Secretary
Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045

or call us at (443) 367-5500

By Order of the Board of Directors,

Deborah F. Ricci, Secretary

HEMAGEN DIAGNOSTICS, INC.

AUDIT COMMITTEE CHARTER

The Board of Directors has appointed an Audit Committee to oversee the Company's financial processes, to evaluate the adequacy of the Company's internal controls and the integrity of its financial reporting; to monitor the independence and performance of the Company's internal and external auditors and to provide oversight with respect to the legal and ethical conduct of the Company. The Board has adopted this Charter to delineate the responsibilities and authority of the Audit Committee.

COMPOSITION

The Committee shall be composed of three or more directors, each of whom shall meet the independence and experience requirements of the rules of the National Association of Securities Dealers. At least one member shall have had past employment experience in finance or accounting or professional certification in accounting or comparable experience or background which results in that person possessing financial sophistication. All members must have the ability to read and understand financial statements. The members of the Committee shall be elected annually by the Board at its annual organizational meeting.

MEETINGS

The Committee shall meet at least four times a year and more frequently as circumstances may require or upon the request of the Company's internal or external auditors.

The Committee shall also meet at least annually with the independent accountants without the presence of management to assess the adequacy of the Company's accounting processes and personnel, the sufficiency of internal controls and the fullness and accuracy of the Company's financial statements. At this meeting the Committee shall also review the matters required to be discussed with the accountants by Statement on Auditing Standards No. 61 and, as appropriate, those matters shall also be discussed in other meetings with the accountants as called for by this Charter or otherwise. The Committee shall also meet with members of financial management without the presence of the independent auditors to review the performance of the independent auditors.

RESPONSIBILITIES AND DUTIES

The Committee shall:

1. Review and reassess the adequacy of this Charter annually and submit any recommendations for changes to the Board of Directors for its approval.

2. Review any certifications, reports, opinions or reviews rendered by the independent accountants.

3. Recommend whether the audited financial statements should be included in the annual Form 10-K.

4. Evaluate the performance of the independent public accountants. Approve the selection, retention and dismissal of independent public accountants for the Company and its senior internal financial officers.

5. Participate in the planning of the scope of each audit prior to its commencement.

6. Evaluate the judgment of the independent accountants concerning the quality and appropriateness of the Company's accounting principles and practices as applied in its financial reporting.

7. Discuss the audited financial statements and any other matters relevant to them with management.

8. Following completion of each audit, review separately with management and the independent accountants any significant difficulties encountered during the course of the audit, any restrictions on the scope of work or access to required information.

9. Assist in resolving any significant disagreements between management and the independent accountants concerning the Company's financial statements.

10. Consider the independence and affect of the fees and other compensation to be paid to the independent public accountants. The Committee shall ensure the receipt on an annual basis of a report from the independent accountants delineating all relationships between them, the Company, its management and controlling persons as required for independent accountants by Independence Board Standard No. 1. The Committee shall then consider any relationships or non-accounting services being performed for the Company or any of its affiliates that could impact the objectivity and independence of the independent public accountants, discuss those matters with the independent accountants and take, or recommend that the Board take, appropriate action required to satisfy itself of the independence of the public accountants.

11. Consider and approve, if appropriate, any major changes in the Company's auditing and accounting principles, policies and practices.

12. Evaluate the appropriateness of any significant judgments made in management's preparation of the financial statements.

13. Evaluate the Company's major financial risk exposures and steps management has taken to monitor and control them.

14. Prepare a report of the Audit Committee to be included in the Company's proxy statements for its annual shareholders' meetings.

15. Review with management recommendations that may be made from time to time by the independent accountants in their letters of comments or other format. The Committee should then review the responses of management to such communications and monitor follow-up reports on actions taken in connection with the recommendations.

16. Review any repeat audit points and recommendations made in prior audits but not implemented.

17. Evaluate periodically the Company's Code of Conduct and systems management has put in place to enforce the Code.

18. As required, review with legal counsel compliance matters including, without limitation, corporate securities trading and other policies with regard to unethical or illegal activities that may have a material impact on the financial statements.

769658.1

Hemagen Diagnostics, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years Ended September 30, 2005 and 2004

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock		Total Stockholders' Equity
	Shares	Par Value				Shares	Cost	
Balance at October 1, 2003	10,204,855	$102,048	$20,947,149	$(18,879,718)	$(157,833)	100,000	$(89,637)	$1,922,009
Net loss	--	--	--	(3,599,168)	--	--	--	(3,599,168)
Foreign exchange translation adjustment	--	--	--	--	6,021	--	--	6,021
Total Comprehensive loss								(3,593,147)
Issuance of common stock in exchange for secured convertible Notes due April 17, 2005	5,079,438	50,794	1,879,393	--	--	--	--	1,930,187
Exercise of stock options	10,050	101	2,812	--	--	--	--	2,913
Balance at September 30, 2004	15,294,343	$152,943	$ 22,829,354	$(22,478,886)	$(151,812)	100,000	$(89,637)	$261,962
Net loss	--	--	--	(1,337,249)	--	--	--	(1,337,249)
Foreign exchange translation adjustment	--	--	--	--	54,080	--	--	54,080
Total Comprehensive loss								(1,283,169)
Exercise of stock options	10,000	100	2,801	--	--	--	--	2,901
Balance at September 30, 2005	15,304,343	$153,043	$ 22,832,155	$(23,816,135)	$(97,732)	100,000	$(89,637)	$(1,018,306)

The accompanying notes are an integral part of these financial statements

	2005	2004
Cash flows from operating activities		
Net loss	$(1,337,249)	$(3,599,168)
Adjustments to reconcile net loss to net cash provided by (used by) operating activities		
Depreciation and amortization	300,754	552,897
Amortization of debt discount	62,794	1,680,167
Provision for bad debts	10,488	15,737
Write off of fixed assets	14,333	--
Provision for inventories	--	129,095
Impairment of goodwill	152,324	--
Debt conversion costs associated with the exchange of senior secured convertible notes	--	863,253
Loss on sales of property and equipment	--	4,426
Write off of additional investment in Brazilian subsidiary and related non-compete agreements	--	62,000
Changes in operating assets and liabilities:		
Accounts receivable	(8,871)	167,308
Inventories	576,965	(218,137)
Prepaid expenses and other current assets	(126,425)	(8,768)
Accounts payable and accrued expenses	(107,499)	190,166
Deferred revenue	(12,877)	(4,501)
Net cash used in operating activities	(475,263)	(165,525)
Cash flows from investing activities		
Purchase of property and equipment	(850,510)	(38,689)
Purchase of additional shares of common stock of Brazilian subsidiary	--	(20,000)
Proceeds from sales of property and equipment	--	4,721
Net cash used in investing activities	(850,510)	(53,968)
Cash flows from financing activities		
Net borrowings from revolving line of credit	400,000	--
Net proceeds from mortgage financing obtained with purchase of land and building	612,175	--
Exercise of stock options	2,901	2,913
Net cash provided by financing activities	1,015,076	2,913
Effect of exchange rates on cash and cash equivalents	44,323	30,835
Net decrease in cash and cash equivalents	(266,374)	(185,745)
Cash and cash equivalents, beginning of year	538,542	724,287
Cash and cash equivalents, end of year	$272,168	$538,542

NOTE A - NATURE OF BUSINESS

Hemagen Diagnostics, Inc., is a biotechnology company that develops, manufactures, and markets more than 150 FDA-cleared proprietary medical diagnostic test kits. Hemagen has three different product lines. The Virgo® product line of diagnostic test kits is used to aid in the diagnosis of certain autoimmune and infectious diseases, using ELISA, Immunoflourescence, and hemagglutination technology. Hemagen also manufactures and markets a complete line of clinical chemistry reagents through its wholly owned subsidiary Reagents Applications, Inc., under the brand name Raichem, as well as various OEM arrangements. In addition, Hemagen manufactures and sells the Analyst® an FDA-cleared clinical chemistry analyzer used to measure important constituents in human and animal blood, and the Endochek, a clinical chemistry analyzer used to measure important constituents in animal blood. In the United States, the Company sells its products directly to physicians, veterinarians, clinical laboratories and blood banks and on a private-label basis through multinational distributors of medical diagnostics and supplies. Internationally, the Company sells its products primarily through distributors. The Company sells the Analyst® and the Endochek both directly and through distributors servicing physicians' office laboratories and veterinarians' offices. The Company was incorporated in 1985 and became a public company in 1993.

At September 30, 2005, Hemagen had $272,000 of unrestricted cash, working capital of $1,683,000 and a current ratio of 1.65 to 1.0. Hemagen currently has a revolving line of credit with a bank for the purpose of financing working capital needs as required. The line of credit facility currently provides for borrowings up to $500,000, at an annual interest rate of the prime rate plus 3/4%. The line of credit facility was initially established to provide borrowings of up to $1,000,000 but was reduced in June 2005 in conjunction with the Company establishing $1,935,000 in financing for the purchase and subsequent build out of a corporate manufacturing headquarters building located in Baltimore, Maryland. At September 30, 2005 the Company had $400,000 borrowed on its line of credit facility.

The Company purchased this new headquarters building in order to reduce its overall overhead expenses related to facilities, utilities, inventory control and labor costs and will look to combine as many of its manufacturing processes in that facility over the next year. Likewise, the Company believes that by owning its own facility it will be able to ensure that its facilities expenses remain stable for the foreseeable future; and that it will have additional space for future growth by internal growth, acquisition, or product line expansion.

Hemagen believes that cash flow from operations, cash on hand at September 30, 2005, and the availability of the line of credit will be sufficient to finance its operations for fiscal 2006. The line of credit matures on March 31, 2006 and the Company expects to renew the line at that time. However Hemagen can give no assurances that it will have sufficient cash flow to finance its operations. The Company is currently working to expand its borrowing availability particularly during the construction period to ensure there is more than adequate credit availability to the Company at all times. Hemagen has no off-balance sheet financing arrangements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, Reagents Applications, Inc. ("RAI") and its 83.7% owned subsidiary, Hemagen Diagnostics Commercio, Importaco & Exporataco, Ltd. ("HDC"). All significant intercompany balances and transactions have been eliminated in consolidation and all losses of HDC in excess of the minority shareholders' investment have been allocated to the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The financial position and results of operations of HDC are measured using HDC's local currency as the functional currency. Revenues and expenses of HDC have been translated into U.S. dollars at average exchange rates prevailing during the year. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of stockholders' equity.

Cash Equivalents

The Company considers all investments with original maturities of three months or less at the date of purchase to be cash equivalents.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

Accounts Receivable

The majority of the Company's accounts receivable are due from distributors (domestic and international), hospitals, universities, and physician and veterinary offices and other entities in the medical field. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are most often due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The balance of the allowance for doubtful accounts was $86,862 and $102,359 on September 30, 2005 and 2004, respectively. The Company does not accrue interest on accounts receivable past due. Changes in the Company's allowance for doubtful accounts is summarized as follows:

	Allowance for Doubtful Accounts
Balance, October 1, 2003	$179,251
Bad debt expense	15,737
Accounts receivable write-offs	(92,629)
Balance, September 30, 2004	$102,359
Bad debt expense	10,488
Accounts receivable write-offs	(25,985)
Balance, September 30, 2005	$86,862

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

Inventories

Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis. Inventory reserves are established for obsolescence based on expiration dating of perishable products and excess levels of inventory on hand.

Long-lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Should the review indicate that long-lived assets are not recoverable (i.e., the carrying amount is less than the future projected undiscounted cash flows), this carrying amount would be reduced to fair value.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets which range from 4 to 10 years. Expenditures for repairs and maintenance are expensed as incurred.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

Other Assets

Other assets, net at September 30, 2005 consists primarily of loan origination fees that will be amortized over the life of the applicable loans. At September 30, 2004, other assets, net consists primarily of goodwill resulting from the acquisition of RAI. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 Goodwill and Intangible Assets ("SFAS 142"). SFAs No.142 requires goodwill to be tested annually for impairment and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required.

In accordance with SFAS 142, the Company ceased amortizing goodwill of $152,325, therefore, there was no amortization in fiscal years 2004 and 2005. Based on the impairment tests performed in fiscal year 2005, the Company wrote off all of the goodwill of $152,324 in the current year. The Company performed several different tests on the financial performance of the Raichem segment of the business and determined based on those tests that there had been an impairment of the goodwill. The impairment of the Goodwill resulted from the continued operating losses of the Raichem segment after allocating a proportionate share of the corporate overhead to the Raichem business.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amount and the tax basis of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition

Revenues from the sale of products are recognized when shipped and all contractual obligations have been satisfied and the collection of the resulting receivable is reasonably assured. Revenues from product service contracts are recognized ratably over the terms of the contracts. Losses are provided for at the time that management determines that contract costs will exceed related revenues. The portion of product service contracts not complete at the balance sheet date is included in deferred revenue.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

Stock- Based Compensation

The Company accounts for stock-based employee compensation arrangements using the intrinsic-value method in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB 25) Accounting for Stock Issued to Employees, and complies with the disclosure provisions of Statement of Financial Accounting Standard No. 148 (SFAS No. 148), "Accounting for Stock-Based Compensation Transition and Disclosure".

Had the Company applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement No. 123 "Accounting for Stock-Based Compensation" to stock based employee compensation, the Company's net loss for the years ended September 30, 2005 and 2004 would have increased as shown in the table below.

	2005	2004
Net Loss as reported	$(1,337,249)	$(3,599,168)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(10,553)	(28,412)
Proforma Net Loss	$(1,347,802)	$(3,627,580)
Basic and Diluted Net Loss per share as reported	$(0.09)	($0.36)
Proforma Basic and Diluted Net loss per share	$(0.09)	($0.36)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

Net Loss Per Share of Common Stock

Basic "earnings per share" excludes the effect of any dilutive options or convertible securities and is computed by dividing the net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing the net income (loss) by the sum of the weighted average number of common shares and common share equivalents computed using the average market price for the period under the treasury stock method.

Common share equivalents outstanding at September 30, 2005 and 2004 totaled 7,610,647 and 5,393,014 shares, respectively including currently outstanding stock options and convertible debt. These shares were not included in the denominator for diluted income per share as their effect was anti-dilutive.

Research and Development Costs

All costs incurred to research, design and develop products are considered research and development costs and are charged to expense as incurred.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, short-term investments, customer receivables, accounts payable, certain other accrued liabilities and long-term debt. The fair value of long-term debt approximates the carrying amount based on the current rate offered to the Company for debt of similar remaining maturities. The carrying values of all other financial instruments are reasonable estimates of their values.

Advertising Expenses

Costs of advertising, which also includes promotional expenses are expensed as incurred. Advertising expenses for fiscal 2005 and 2004 were $13,417, and $20,639 respectively.

Shipping and Handling

The cost of shipping products to customers is included in cost of goods sold. Amounts billed to a customer in a sale transaction related to shipping and handling is classified as revenue.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

Current Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting for Changes and Error Corrections – a replacement of Accounting Opinions Board ("APB") Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective applications to changes in accounting principles for prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and earlier adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and earlier adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after this statement was issued. The Company has adopted SFAS No. 154 as of its issuance and will apply its provisions to any changes in accounting principle that occur in future periods. The Company's adoption of SFAS No. 154 did not have an impact on the Company's financial condition or results of operations during the twelve months ended September 30, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment". This statement will provide investors and other users of financial statements with more complete financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This statement covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans, and replaces FASB SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed the pro forma net income under the fair-value-based method. The Company will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after December 15, 2005. The Company is evaluating the impact of the adoption of SFAS No. 123(R), and does not believe the impact will be significant to the Company's overall results of operations or financial position.

NOTE C – RELATED PARTY TRANSACTIONS

William P. Hales, the Chairman of the Board of Directors and President and Chief Executive Officer of the Company owns $518,700 face value of the senior subordinated secured convertible notes due September 30, 2009. See note J for a description of the senior notes.

NOTE D - INVENTORIES

Inventories at September 30, consist of the following:

	2005	2004
Raw materials	$1,369,693	$1,895,064
Work-in-process	173,350	135,651
Finished goods	1,816,325	2,027,824
	3,359,368	4,058,539
Less reserves	(596,401)	(718,607)
Net inventories	$2,762,967	$3,339,932

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment at September 30, consist of the following:

	2005	2004
Land	$ 163,704	$ --
Building	663,338	--
Furniture and equipment	7,305,209	7,228,942
Leasehold improvements	111,065	111,065
	8,243,316	7,340,007
Less accumulated depreciation and amortization	(7,218,967)	(6,871,498)
	$1,024,349	$468,509

Depreciation and amortization expense relating to property and equipment was approximately $290,000 and $532,000 for the years ended September 30, 2005, and 2004, respectively. The building purchased in June 2005 was not placed in service as of September 30, 2005, therefore no depreciation expense has been recorded on that asset in the current fiscal year.

NOTE F - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following at September 30,

	2005	2004
Accounts payable – trade	$905,958	$874,226
Accrued professional fees	103,535	185,447
Accrued royalties	300,556	300,556
Accrued vacation	100,926	96,352
Accrued other	65,566	127,460
	$1,476,541	$1,584,041

NOTE G - DEVELOPMENT AND LICENSE AGREEMENTS

In August 1998, the Company entered into an agreement under which the Company obtained exclusive proprietary rights to certain patents, licenses and technology to manufacture, market and sell certain products. This agreement required quarterly royalty payments based on a percentage of sales of defined products through August 31, 2004.

In addition, the Company entered into a sublicense agreement whereby two license agreements, one of which expired in March 2000, related to certain Analyst® products that were transferred to the Company. The remaining license agreement, which contains provisions for royalty obligations, based on production and net sales of certain products, expires in February 2007.

Expense related to the royalty agreement and the sublicense agreement amounted to approximately $27,000 for the year ended September 30, 2004. There was no royalty expense in the year ended September 30, 2005.

NOTE H - LINE OF CREDIT

In September 2002, the Company obtained a revolving line of credit with a bank for the purpose of financing working capital needs as required. The line of credit facility provides for borrowing up to $500,000 at an interest rate of Prime Rate plus ¾% and expires March 31, 2006. Originally, this line of credit provided for up to $1,000,000 of borrowing but was reduced in June 2005 in conjunction with the note payable described in Note I. Maximum borrowings under the loan are based on the domestic receivables and inventory of the Company. The line of credit facility has a first lien of all assets of the Company. At September 2005, the outstanding balance on the line of credit was $400,000 and the effective interest rate on the line of credit was 7.50%. There was no outstanding balance at September 30, 2004.

NOTE I – NOTE PAYABLE

On June 24, 2005, Hemagen Diagnostics, Inc. obtained financing of $1,935,000 to provide for the purchase of a new corporate headquarters facility for $800,000 with the remainder to be used for improvements to the building and relocation and installation of Hemagen's existing equipment in the new building. The commitment for this financing will expire on June 30, 2006. The note payable is secured by a first lien on the property. At September 30, 2005, the Company had an outstanding balance of $650,000 related to this commitment. During the construction period, Hemagen will pay interest only on the borrowings outstanding at a rate equal to the prime rate plus two percentage points. The rate payable by Hemagen at September 30, 2005 was 8.75%, per annum. In conjunction with this commitment, the Company paid $24,725 in loan origination fees.

Upon the completion of the construction and relocation project, Hemagen will finance up to approximately $1,135,000 of the project costs over ten years amortized over a twenty year period. The rate on the long term financing will be the Federal Home Loan Bank of Atlanta five year rate index plus three and three-quarters percentage points. As of September 30, 2005 this rate was 8.76%. This rate is adjustable five years after the anniversary of the conversion to long term financing. Hemagen has a commitment from the U.S. Small Business Administration (SBA) to finance up to 40% or $886,000 of the total project costs over a long term basis once the construction period is completed and certain closing requirements are met. The portion of the project financed by the SBA will be paid back over twenty years and will bear interest at the rate determined by the SBA at that time. The current rate on this type of financing is 6.38%. In conjunction with this commitment, the Company paid $13,000 in loan origination fees.

In conjunction with the real estate and construction financing, Hemagen agreed to reduce its existing line of credit facility from $1,000,000 to $500,000 of availability.

NOTE J – EXCHANGE OFFERING

In December 2004, the Company completed an exchange offering of its senior subordinated secured convertible notes due on April 17, 2005 ("Old Notes") for 5,079,438 shares of its common stock and $4,033,225 of senior subordinated secured convertible notes due on September 30, 2009 ("New Notes"). At the completion of the exchange offering, $6,065,000 of Old Notes, or all but $25,000 of the Old Notes, representing over 99% of the Old Notes had been exchanged. The exchange offering was effective as of September 30, 2004, since at that time more than 80% of the Old Notes had been tendered for exchange. The Company has accounted for the exchange offering as though the exchange of the entire amount of $6,065,000 of Old Notes was effective as of September 30, 2004, because at September 30, 2004 the Company had the right and the intent to require the remaining Old Notes to be exchanged and more than 75% of the Old Notes had been tendered.

NOTE J – EXCHANGE OFFERING - Continued

The shares of common stock issued in connection with the exchange offering were restricted by the terms of the exchange offer from sale or transfer until after September 30, 2005.

The New Notes pay interest quarterly at an annual rate of 8%, are convertible at the option of the holder after September 30, 2005 at $0.75 per share into shares of the Company's common stock and mature on September 30, 2009. The New Notes are secured by a first lien on all real, tangible and intangible property except that the terms of the New Notes provide that the following are subordinated to the security for the New Notes: the $25,000 of Old Notes; up to a maximum of $3 million credit facility; real estate financing obtained for a corporate headquarters subject to limitation; and up to $4.0 million for financing related to strategic acquisitions. The Company has the right to require conversion of the New Notes at any time after September 30, 2005 if the Company's common stock has traded at or above $1.25 per share for a consecutive twenty-day trading period. The Company may also prepay the New Notes at any time at their full face amount plus any accrued and unpaid interest.

The Company determined the fair value of the 5,079,438 shares of its common stock on the closing market price, at September 30, 2004, of its common stock of $0.38 to be $1,930,186. The fair value of the New Notes was determined by management based on a 10% discount rate, resulting in a fair value of the New Notes of $3,706,362. In connection with the exchange offering at September 30, 2004 the Company expensed $863,253 of the $1,291,705 debt discount remaining at the time of the exchange offering related to the Old Notes. The amount recorded as expense represented the excess of the fair value of the New Notes and common stock issued in the exchange offering over the net book value of the Old Notes. At September 30, 2005 and 2004, the unamortized discount on these notes was $269,257 and $326,863, respectively.

NOTE K – SENIOR SUBORDINATED SECURED CONVERTIBLE NOTES

On May 24, 2000, the Company completed a private placement offering of units consisting of Old Notes, shares of common stock and detachable warrants to purchase common stock. The Company issued Old Notes in the face amount of $6,315,000 with net proceeds of $6,025,524. Each unit was sold for $500,000 and consisted of one $500,000 senior subordinated secured convertible note, 200,000 detachable warrants to purchase common stock and 93,750 shares of common stock.

As described in Note J, on September 30, 2004, Old Notes in the principal amount of $6,065,000 were exchanged for shares of the Company's Common Stock and New Notes. The principal amount of the Old Notes outstanding at September 30, 2004 is $25,000. The unamortized discount on the Old Notes was $5,188 at September 30, 2004. This outstanding Old Note has been classified as a current liability of the Company.

NOTE L - STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of preferred stock, $.01 par value per share. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors and may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists solely of foreign currency translation adjustments totaling $97,729 and $151,812 at September 30, 2005 and 2004, respectively.

Stock Options

On February 27, 2001, the shareholders voted to approve the 2001 Stock Option Plan. The 2001 Stock Option Plan provides for the grant of incentive and nonqualified stock options for the purchase of an aggregate of 1,000,000 shares of the Company's common stock by employees, directors and consultants of the Company. The Compensation Committee of the Board of Directors is responsible for the administration of the Plan. The Compensation Committee determines the term of each option, the number of shares for which each option is granted and the rate at which each option is exercisable.

Prior to the establishment of the 2001 Stock Option Plan, the Company granted certain stock options in accordance with the terms of the 1992 Stock Option Plan. The 1992 Stock Option Plan, as amended, provides for the grant of incentive and nonqualified stock options for the purchase of an aggregate of 1,000,000 shares of the Company's common stock by employees, directors, and consultants of the Company. The Board of Directors is responsible for the administration of the Plan. The terms of the 1992 Stock Option Plan are generally the same as those of the 2001 Stock Option Plan as described above.

On September 30, 1999, the Company's Board of Directors awarded options to the Company's President and Chief Executive Officer and certain directors at that date to purchase an aggregate of 1,732,014 shares of the Company's common stock at an exercise price of $1.36 per share, which represented the fair value of the common stock at that date. The options were granted pursuant to stockholder authorization received during a consent solicitation which resulted in the replacement of certain former members of the Company's senior management and Board of Directors. The options, which were not issued under the Plan, expire on September 30, 2009 and are transferable and became exercisable on March 31, 2001.

NOTE L - STOCKHOLDERS' EQUITY-Continued

Changes in options outstanding are summarized as follows:

	Shares	Weighted -Average Exercise Price
Balance, October 1, 2003	2,475,010	$1.27
Granted	125,000	0.56
Exercised	(10,050)	0.29
Cancelled or expired	(241,946)	1.70
Balance, September 30, 2004	2,348,014	$1.19
Granted	35,000	0.29
Exercised	(10,000)	0.29
Cancelled or expired	(80,000)	0.85
Balance, September 30, 2005	2,293,014	$1.19
Exercisable at September 30, 2005	2,193,014	$1.23

The following table summarizes information about stock options outstanding at September 30, 2005

	Options Outstanding		
Range of Exercise Prices	Number Outstanding at September 30, 2005	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price
0.29 – 0.63	307,500	3.2	0.49
0.64 – 1.25	233,500	2.3	0.81
1.26 – 1.36	1,732,014	4.0	1.36
1.37 – 2.00	20,000	0.7	2.00
$0.29 – $2.00	2,293,014	3.70	1.19

The fair value of each option grant was determined on the date of the grant using the Black-Scholes option-pricing model with the following weighed-average assumptions used for grants in 2005 and 2004; dividend yield of 0%; expected volatility rate of 88% and 300%, respectively; risk-free interest rate of 4% for both years; and expected lives ranging from 5.0 to 10.0 years.

The weighted average grant date fair value of options granted during 2005 and 2004 was $7,023 and $70,462, respectively.

NOTE L - STOCKHOLDERS' EQUITY-Continued

Stock Rights Purchase Agreement

In fiscal year 1999, the Company's Board of Directors implemented a Stock Purchase Rights Agreement (the "Agreement"). Under the Agreement, as amended, the Company declared a dividend of one common share purchase right (a "Right") for each share of the Company's outstanding common stock as of February 10, 1999. Each Right entitles the holder to purchase from the Company $4.00 worth of Company common stock at a per-share price equal to 50 percent of the current market price. The Rights become exercisable only if a person or group, as defined, acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock or announces a tender offer that would result in beneficial ownership of 15 percent or more of the Company's outstanding common stock. Pursuant to a Board of Directors' resolution dated January 9, 2003, William P. Hales, the Company's current Chief Executive Officer and a stock and debt holder, is exempt under the Agreement. The Rights, which expire on January 27, 2009, are redeemable in whole, but not in part, at the Company's option at $0.001 per Right at any time prior to the earlier of ten days after public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's outstanding common stock or the expiration date of the Rights. There are no rights outstanding at September 30, 2005 or 2004.

NOTE M - INCOME TAXES

For the years ended September 30, 2005 and 2004, domestic and foreign (losses) or income before income taxes are as follows:

Years ended September 30,	2005	2004
Domestic	$(1,487,260)	$(3,748,381)
Foreign	199,148	172,951
	$(1,288,112)	$(3,575,430)

In the fiscal year ended September 30, 2005, the Company had income tax expense of $49,137 which was related to foreign income tax expenses from its Brazilian subsidiary.

The difference between income taxes provided at the Company's effective tax rate and the Federal statutory rate is as follows:

Years ended September 30,	2005	2004
Federal tax (credit) at statutory rate	(34%)	(34%)
Current tax benefit of operating losses	34	34
	0%	0%

NOTE M - INCOME TAXES-Continued

Deferred tax assets (liabilities) are comprised of the following at September 30, 2005 and 2004:

	2004	2003
Net operating loss carryforwards	$6,808,000	$6,345,000
Inventory reserve	239,000	294,000
Accounts receivable reserve	35,000	41,000
Debt conversion cost	276,000	345,000
Other	271,000	185,000
Total deferred tax assets	7,629,000	7,210,000
Basis difference in fixed assets	(14,000)	(37,000)
Net deferred tax assets	$7,615,000	$7,173,000
Valuation allowance	$(7,615,000)	(7,173,000)
Net deferred tax assets	$ -	$ -

The Company has provided a valuation allowance equal to 100% of the total net deferred tax asset in recognition of the uncertainty regarding the ultimate amount of the net deferred tax asset that will be realized.

At September 30, 2005, the Company has approximately $20,025,000 and $18,012,000 of federal and state net operating loss carry-forwards, respectively, available to offset future taxable income, which expire on various dates through 2025. Ownership changes as defined in the Internal Revenue Code may limit the amount of net operating loss and tax credit carryforwards that may be utilized annually.

NOTE N - SIGNIFICANT SALES AND CONCENTRATION OF CREDIT RISK

During the years ended September 30, 2005 and 2004, the Company derived $917,000 and $923,000 in revenues, respectively from one significant customer representing 12% of total sales in both years. These sales were in conjunction with a supply agreement that extends to December 2006. Revenues derived from export sales amounted to approximately $3,041,000, or 40% of total sales in 2005 and $3,036,000, or 41% of total sales in 2004. Export sales to Europe were approximately $1,230,000 or 16% of total sales in 2005 and $1,443,000, or 19% of total sales in 2004. Export sales to South America were approximately $1,547,000, or 20% of total sales in 2003 and $1,116,000, or 15% of total sales in 2004.

NOTE O - GEOGRAPHICAL INFORMATION

The Company considers its manufactured kits, tests and instruments as one operating segment, as defined under Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information."

The following table sets forth revenue and assets by geographic location.

	United* States	Brazil	Consolidated
September 30, 2005:			
Revenues	$6,277,939	$1,307,715	$7,585,654
Long-lived assets	1,031,553	44,953	1,062,173
September 30, 2004:			
Revenues	$6,539,672	$931,005	$7,470,677
Long-lived assets	603,954	30,120	634,074

* Includes export sales to countries other than Brazil of approximately $2,044,000 and $2,110,000 in 2005 and 2004, respectively.

NOTE P - COMMITMENTS

The Company leases certain facilities and equipment under non-cancelable operating leases expiring through 2008. Future minimum lease commitments under the non-cancelable operating leases are as follows:

Years ending September 30,	2004
2006	482,559
2007	410,112
2008	187,324
Thereafter	--

Rent expense approximated $501,000 and $471,000 in 2005 and 2004, respectively.

The Company has entered into an employment agreement with a key employee which defines certain payment of salary and the issuance of stock options.

Retirement Plan

The Company maintains a defined contribution retirement plan, which qualifies under Section 401(k) of the Internal Revenue Code, covering substantially all employees. Participant contributions and employer matching contributions are made as defined in the Plan agreement. No company contributions were made to the plan in fiscal years 2005 and 2004.

Effective October 1, 2004, the Company created an Employee Stock Option Plan (ESOP) for the benefit of its employees, which has been determined by the Internal Revenue Service to be a qualified retirement plan subject to section 4975(E)7 of the Code. The Company's contributions to the ESOP were $40,000 in fiscal 2005 and 2004. At September 30, 2005 and 2004, the ESOP owned approximately 157,000 and 41,000 shares of Hemagen common stock, respectively that were purchased in the open market by the plan.

NOTE Q - CONTINGENCIES

On February 7, 2002, URRMA Biopharma, Inc. filed suit against Hemagen in the Superior Court, District of Montreal, and Providence of Quebec, Canada. The suit sought approximately $20,645,000 in damages for an alleged breach of contract for failure to provide information called for under an alleged manufacturing agreement and for publishing misleading information regarding the product and URRMA. Hemagen responded to the claim and filed a counter suit for approximately $19,752,000 on June 10, 2002. On January 16, 2003, the Company agreed to settle the matter. Under the terms of the settlement agreement URRMA agreed to pay the Company cash of approximately $100,000, $50,000 of which was paid in February 2003 and $50,000 which was due in February 2004, and royalties of 3% of revenues of URRMA's R7V test kit beginning on the date of the first commercial sale of the kit until the total royalties equal $250,000. The payment of $50,000 due in February 2004 has not been paid by URRMA and due to URRMA's financial condition no receivable has been established. No royalties have been paid as of September 30, 2005.

NOTE R - SUPPLEMENTAL DISCLOSURE OF CASH

September 30,	2005	2004
Cash paid for interest	$349,864	$483,195
Disclosure of non-cash investing and financing activities:		
Issuance of 5,079,438 shares of common stock and $4,033,225 senior secured convertible notes due September 30, 2009, with an original issue discount of $326,863 in exchange for $6,065,000 senior secured convertible notes due April 17, 2005, net of unamortized discount of $1,291,705 at September 30, 2004.	--	4,773,295

(a)(3) Exhibit List.

Exhibit No.	Description of Exhibit	Filing Status
3.1	Certificate of Incorporation.	A
3.2	Bylaws.	A
4.1	Specimen Stock Certificate.	A
4.2	Rights Agreement dated January 27, 1999.	A
4.3	First Amendment to the Rights Agreement dated September 30, 1999.	B
10.6*	1992 Stock Option Plan.	A
10.17	Description of the Lease for office space of HDC in Sao Paulo, Brazil.	N
10.25	Settlement Agreement dated September 30, 1999.	C
10.29	Form of 8% Senior Subordinated Secured Convertible Note.	E
10.30	Second Amendment to the Lease between the Company and 9033 Red Branch Road, L.L.C. dated June 9,2000.	E
10.32	Second Restructuring Agreement between the Company and Dade Behring, Inc. dated November 9, 2000.	D
10.35*	2001 Stock Option Plan.	D
10.40	Line of Credit Financing Agreement between Hemagen Diagnostics, Inc. and Reagents Applications, Inc and Bay National Bank dated September 26,2002	I
10.42*	Directors Rule 10(b)5-1 Stock Purchase Plan	J
10.44*	Hemagen Employee Stock Ownership Plan	K
10.45	Trust Agreement for the Hemagen Stock Ownership Plan	K
10.50	Quota Purchase and Sale Agreement and Non-Competition Agreement	K
10.52	Form of 8% Senior Subordinated Secured Convertible Note dated September 30, 2004.	M
10.55	Construction Loan Agreement and related Promissory Note between Hemagen Diagnostics, Inc. and Reagents Applications, Inc. and Bay National Bank dated June 24, 2005.	L
10.60	Second modification and amendment to Line of Credit Financing Agreement between Hemagen Diagnostics, Inc. and Reagents Applications, Inc. and Bay National Bank dated June 24, 2005.	L
10.65	Lease Agreement for 330 North Warwick Avenue, Baltimore City, Maryland between Hemagen Properties LLC and Hemagen Diagnostics, Inc. dated June 24, 2005.	L
14.0	Code of Ethics Policy	J
14.1	Insider Trading Policy	J

23	Consent of Independent Certified Public Accountants	N
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)	N
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)	N
32.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b)	N
32.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b)	N

*Management compensatory contracts.

A. Incorporated by reference to Registration Statement No. 33-52686-B.
B. Incorporated by reference to Hemagen's Form 10-KSB for the fiscal year ended September 30, 2000.
C. Incorporated by reference to Hemagen's Form 8-K filed on October 7, 1999.
D. Incorporated by reference to Hemagen's Form 10-KSB for the fiscal year ended September 30, 2001.
E. Incorporated by reference to Hemagen's Form S-3 filed on July 21, 2000.
F. Incorporated by reference to Hemagen's Form S-8, Registration Statement No. 333-57080, filed with the SEC on March 15, 2001.
G. Incorporated by reference to Hemagen's 10-QSB for the quarter ended March 31, 2001.
H. Incorporated by reference to Hemagen's Form 8-K filed on March 23, 2001.
I. Incorporated by reference to Hemagen's Form 10-KSB for the fiscal year ended September 30, 2002.
J. Incorporated by reference to Hemagen's Form 10-KSB for the fiscal year ended September 30, 2003.
K. Incorporated by reference to Hemagen's Form 10-KSB for the year ended September 30, 2004.
L. Incorporated by reference to Hemagen's Form 10-QSB for the quarter ended June 30, 2005.
M. Incorporated by reference to S-3 filed on May 26, 2005.
N. Filed herewith.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMAGEN DIAGNOSTICS, INC.

Date: December 23, 2005

By: /s/ William P. Hales
William P. Hales, President &
Chief Executive Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Name	Capacity	Date
/s/ William P. Hales William P. Hales	President and Chief Executive Officer, Director	December 23, 2005
/s/ Alan S. Cohen Alan S. Cohen, M.D.	Director	December 23, 2005
/s/ Richard W. Edwards Richard W. Edwards	Director	December 23, 2005
/s/ Edward T. Lutz Edward T. Lutz	Director	December 23, 2005
/s/ Deborah F. Ricci Deborah F. Ricci	Principal Financial Officer	December 23, 2005

Corporate Directory

Executive Officers

William P. Hales
Chairman of the Board, President and Chief Executive Officer

Deborah F. Ricci
Chief Financial Officer and Corporate Secretary

Board of Directors

Alan S. Cohen, M.D.
Professor of Medicine
Boston University School of Medicine

Richard W. Edwards
Chief Financial Officer
Square 1 Bank

William P. Hales
Chairman of the Board, President and Chief Executive Officer

Edward T. Lutz
President and Chief Executive Officer
Lutz Advisors, Inc.

Corporate Facilities

Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, MD 21045
443-367-5500

Reagents Applications, Inc.
8225 Mercury Court
San Diego, CA 92111
858-569-8006

Hemagen Diagnósticos Comércio, Importação e Exportação, Ltda.
Rua Diogo Moreira 222, Pinheiros
Sao Paulo-SP-CEP-05423-010 Brazil
011 55 1138 195222

Legal Counsel

Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, OH 45202

Independent Accountants

Grant Thornton, LLP
Suite 700
Two Hopkins Plaza
Baltimore, MD 21201

Transfer Agent & Registrar

Continental Stock Transfer & Trust Co.
17 Battery Place South, 8th Floor
New York, NY 10004
212-509-4000

Form 10K & Investor Relations

Copies of the Company's 2005 annual report on Form 10-KSB as filed with the Securities and Exchange Commission may be obtained free of charge by writing to:

Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, MD 21045
ATTN: Investor Relations

Market for Securities

OTC-BB
Trading Symbol: HMGN

Notice of Annual Meeting of Stockholders

The Annual Meeting of Stockholders will be held March 3, 2006 at 10:00 AM at the Company's headquarters
9033 Red Branch Road
Columbia, MD 21045

Corporate Offices &
VIRGO® Products Division
9033 Red Branch Road
Columbia, MD 21045
1-800-HEMAGEN
tel (443) 367-5500
fax (443) 367-5527

RAICHEM® Products Division
8225 Mercury Court
San Diego, CA 92111-1203

Website:
www.hemagen.com

email:
info@hemagen.com

Hemagen Diagnósticos
Comércio, Importacão e
Exportacão, Ltda.
Rua Diogo Moreira, 222,
Pinheiros
Sao Paulo-SP-CEP-05423-010
Brazil